Exhibit 2.1

Execution Version

Confidential

AGREEMENT AND PLAN OF MERGER

among

SUPERIOR INDUSTRIES INTERNATIONAL, INC.,

SUP PARENT HOLDINGS, LLC

and

SUP MERGER SUB, INC.

Dated as of July 8, 2025

i

TABLE OF CONTENTS

(cont.)

TABLE OF CONTENTS

(cont.)

INDEX OF DEFINED TERMS

Defined Term	Section
“Acceptable Confidentiality Agreement”	9.14
“Acceptable Revolving Credit Facility”	6.22
“Acquisition Proposal”	9.14
“Action”	9.5(b)(iii)
“Affiliate”	9.14
“Affiliate Transaction”	4.20
“Agreement”	Preamble
“Alternative Acquisition Agreement”	6.2(d)
“Antitrust Laws”	9.14
“Applicable Date”	4.5(a)
“Balance Sheet Date”	4.6
“Bankruptcy and Equity Exception”	4.3
“Board”	Recitals
“Business Day”	9.14
“Bylaws”	2.2
“Capitalization Date”	4.2(a)
“Certificate”	3.1(a)(ii)
“Certificate of Merger”	1.3
“Change in Recommendation”	6.2(d)
“Closing”	1.2
“Closing Date”	1.2
“COBRA”	4.9(d)
“Code”	3.2(f)
“Common Share”	9.14
“Common Stock Merger Consideration”	3.1(a)(i)(A)
“Company”	Preamble
“Company Balance Sheet”	4.8
“Company Bylaws”	4.1
“Company Certificate of Incorporation”	4.1
“Company Disclosure Letter”	ARTICLE IV
“Continuing Employee”	6.9
“Company Lease”	4.18(b)
“Company Material Adverse Effect”	9.14
“Company Performance Stock Unit”	3.5(b)
“Company Plan”	9.14
“Company Recommendation”	4.3
“Company Reports”	4.5(a)
“Company Requisite Vote”	4.3
“Company Restricted Stock Unit”	3.5(c)
“Company Stock Plan”	3.5(a)
“Company Stockholders Meeting”	6.4
“Consent”	4.4(a)

Defined Term	Section
“Contract”	9.14
“D&O Insurance”	6.11(b)
“DGCL”	1.1
“Dissenting Stockholders”	3.1(a)(i)
“DLLCA”	1.1
“Effective Time”	1.3
“Environmental Law”	9.14
“ERISA”	9.14
“Exchange Act”	4.4(a)
“Exchange Fund”	3.2(a)
“Excluded Shares”	3.1(a)(i)
“Existing Credit Agreements”	9.14
“Existing Revolving Credit Agreement”	9.14
“Extended Termination Date”	8.2(a)
“FCPA”	4.11(d)
“Foreign Investment and Competition Laws”	4.4(a)
“GAAP”	9.14
“Government Official”	9.14
“Governmental Entity”	4.4(a)
“Hazardous Substance”	9.14
“Indebtedness”	9.14
“Indemnified Parties”	6.11(a)
“Information Technology Systems”	9.14
“Intellectual Property”	9.14
“Intervening Event”	9.14
“Key Customer Contract”	4.21
“Key Customers”	4.21
“Key Supplier Contract”	4.21
“Key Suppliers”	4.21
“Knowledge of Parent”	9.14
“Knowledge of the Company”	9.14
“Law”	9.14
“Lazard”	4.19
“Leased Real Property”	4.18(b)
“License”	4.11(a)
“Lien”	9.14
“Lockdown Measures”	9.14
“Material Contracts”	4.12(r)
“Merger Consideration”	3.1(a)(i)(B)
“Merger”	Recitals
“Merger Sub”	Preamble
“Notice Period”	6.2(e)(ii)
“NYSE”	9.14
“Order”	9.14
“Owned Intellectual Property”	9.14

v

Defined Term	Section
“Owned Real Property”	4.18(a)
“Parent”	Preamble
“Parent Disclosure Letter”	ARTICLE V
“Parent Material Adverse Effect”	9.14
“Paying Agent”	3.2(a)
“Permitted Liens”	9.14
“Person”	9.14
“Personal Data”	9.14
“Preferred Ownership Percentage”	9.14
“Preferred Shares”	4.2(a)
“Preferred Stock Merger Consideration”	3.1(a)(i)(B)
“Proceedings”	4.7
“Processing”	9.14
“Proxy Statement”	6.3(a)
“Registered IP”	4.16(a)
“Release”	9.14
“Representatives”	6.2(a)
“Sanctions”	4.11(d)
“SEC”	4.5(a)
“Second Request”	6.5(d)
“Securities Act”	4.4(a)
“Series A Preferred Shares”	4.2(a)
“Shares”	9.14
“Specified Acquisition”	6.5(b)
“Staff”	6.3(a)
“Subscription Agreement”	Recitals
“Subscription Agreement Shares”	Recitals
“Subsidiary”	9.14
“Superior Proposal”	9.14
“Surviving Corporation”	1.1
“Takeover Statute”	4.13
“Tax”	9.14
“Taxable”	9.14
“Taxes”	9.14
“Tax Return”	9.14
“Termination Date”	8.2(a)
“Transaction Litigation”	6.16
“Uncertificated Shares”	3.1(a)(ii)
“Unit”	3.1(a)(i)(B)
“Voting Agreements”	Recitals
“WARN Act”	9.14
“Willful Breach”	9.14

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of July 8, 2025, by and among Superior Industries International, Inc., a Delaware corporation (the “Company”), SUP Parent Holdings, LLC, a Delaware limited liability company (“Parent”), and SUP Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Board”), by resolutions duly adopted, has (a) approved and declared advisable this Agreement, the execution, delivery and performance thereof and the consummation of the transactions contemplated hereby, including the merger of Merger Sub with and into the Company with the Company surviving the merger as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is in the best interests of the Company and its stockholders, (c) subject to Section 6.2, directed that this Agreement be submitted to the stockholders of the Company for adoption and (d) subject to Section 6.2, resolved to recommend to its stockholders the adoption of this Agreement;

WHEREAS, the transaction committee of the Board, by resolutions duly adopted, has unanimously (a) approved and declared advisable, and recommended that the Board approve and declare advisable, this Agreement, the execution, delivery and performance thereof and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is in the best interests of the Company and its stockholders; (c) recommended to the Board that it direct that the Agreement be submitted to the Company’s stockholders for adoption and (d) recommended to the Board that it resolve to recommend that the stockholders of the Company adopt the Agreement;

WHEREAS, the members of Parent, by resolutions duly adopted, have unanimously (a) approved and declared advisable this Agreement and the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (b) determined that the Merger is in the best interests of, Parent;

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (b) determined that the Merger is in the best interests of Merger Sub and its sole stockholder and (c) resolved to recommend to its sole stockholder the adoption of this Agreement;

WHEREAS, Parent shall, in its capacity as the sole stockholder of Merger Sub, immediately following execution and delivery of this Agreement, approve and adopt this Agreement and the consummation by Merger Sub of the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Company have entered into a Subscription Agreement, dated as of the date hereof (the “Subscription Agreement”), pursuant to which Parent has agreed to purchase, and the Company has agreed to issue, Common Shares (the “Subscription Agreement Shares”) on the terms and subject to the conditions set forth therein and herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company have entered into voting agreements with the Company (the “Voting Agreements”), pursuant to which, among other things, such Persons have agreed, on the terms and subject to the conditions set forth in the Voting Agreements, to vote all of such Persons’ Shares in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which is acknowledged and agreed, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (in such capacity, sometimes hereinafter referred to as the “Surviving Corporation”), and become a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE II. The Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”), this Agreement and the Certificate of Merger (as defined below).

1.2 Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on a date that is as soon as reasonably practicable, and in no event later than three (3) Business Days, following the day on which the last to be satisfied or waived (to the extent permitted by applicable Law) of each of the conditions set forth in ARTICLE VII (other than those conditions that by their nature or terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement (the date on which the Closing occurs is referred to as the “Closing Date”).

1.3 Effective Time. As soon as practicable after, or concurrently with the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed upon by the Company and Parent in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read substantially identically to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties and necessary to comply with Section 6.11 and the terms of this Agreement, and as such shall be the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”) until thereafter amended as provided therein or by applicable Law, subject to Section 6.11.

2.2 The Bylaws. The parties hereto shall take all actions necessary so that, from and after the Effective Time, the bylaws of the Company shall be amended and restated to read substantially identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties and necessary to comply with Section 6.11, and as such shall be the bylaws (the “Bylaws”) of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.11.

2.3 Directors of Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation, retirement, disqualification or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

2.4 Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation, retirement, disqualification or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

ARTICLE III

EFFECT OF THE MERGER ON SECURITIES;

EXCHANGE

3.1 Effect on Capital Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent or Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(i) Merger Consideration. Each Common Share and Series A Preferred Share issued and outstanding immediately prior to the Effective Time (other than Common Shares or Series A Preferred Shares owned by (x) Parent or Merger Sub or any of their respective Subsidiaries, (y) the Company as treasury stock (each such share referred to in clauses (x) and (y) above, an “Excluded Share” and, collectively, the “Excluded Shares”) and (z) holders of Common Shares (“Dissenting Stockholders”) who have not voted in favor of the Merger or consented thereto and have properly exercised and perfected and not withdrawn, waived or lost a demand for appraisal rights in accordance with Section 262 of the DGCL) shall be converted into the right to receive:

(A) with respect to each Common Share, an amount equal to Nine Cents ($0.09) per Common Share in cash, without interest thereon (the “Common Stock Merger Consideration” and the aggregate of such amount for all Common Shares, the “Aggregate Merger Consideration”); and

(B) with respect to each Series A Preferred Share, (1) an amount equal to the quotient of (x) the product of (a) the Aggregate Merger Consideration plus the aggregate consideration payable to the holders of Cash-Settled RSUs and Cash-Settled PSUs pursuant to Section 3.5(a) and Section 3.5(b), respectively, in connection with the Merger, multiplied by (b) two (2), divided by (y) the total number of issued and outstanding Series A Preferred Shares as of immediately prior to the Effective Time, in cash, without interest thereon and (2) the number of fully paid and nonassessable Units of Parent to be issued by Parent such that immediately following such issuance and immediately following the Effective Time, the former holders of all Series A Preferred Shares shall hold, in the aggregate, the Preferred Ownership Percentage (the “Preferred Stock Merger Consideration”, and together with the Common Stock Merger Consideration, the “Merger Consideration”).

(ii) At the Effective Time, all of the Common Shares and Series A Preferred Shares (other than Excluded Shares and Common Shares owned by Dissenting Stockholders) shall cease to be outstanding, shall be automatically cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Common Shares or Series A Preferred Shares as of immediately prior to the Effective Time (other than the Excluded Shares and Common Shares owned by Dissenting Stockholders) and (B) each book-entry account formerly representing any uncertificated Common Shares or Series A Preferred Shares as of immediately prior to the Effective Time (“Uncertificated Shares”) (other than Excluded Shares and Common Shares owned by Dissenting Stockholders) shall thereafter represent only the right to receive the applicable Merger Consideration, and the holders thereof shall cease to have any rights with respect to such Common Shares or Series A Preferred Shares, as applicable, other than the right to receive the applicable Merger Consideration upon surrender thereof in accordance with Section 3.2, and each Certificate and Uncertificated Share owned by Dissenting Stockholders shall thereafter represent only the right to receive payment pursuant to Section 3.3.

(iii) Cancellation of Excluded Shares and each Share owned by Dissenting Stockholders. Subject to Section 3.3, each Excluded Share and each Common Share owned by Dissenting Stockholders outstanding as of immediately prior to the Effective Time shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(b) Merger Sub. Each share of common stock, par value $0.01, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. Immediately following the Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent selected by Parent with the Company’s prior written approval, which shall not be unreasonably withheld, conditioned or delayed (the “Paying Agent”), for the benefit of the holders of Common Shares, an aggregate amount of cash sufficient to pay the amounts required to be delivered pursuant to Section 3.1(a) in respect of Common Shares (such aggregate amount of cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that (i) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of Common Stock Merger Consideration payable to the holders of Common Shares pursuant to Section 3.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate Common Stock Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all cash payments required pursuant to Section 3.1(a) in respect of Common Shares. No losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Common Shares to receive the Common Stock Merger Consideration as provided herein. No later than five (5) Business Days prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement. The Exchange Fund shall not be used for any purpose other than to fund payments of Common Stock Merger Consideration to holders of Common Shares in accordance with this Agreement. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Common Stock Merger Consideration from the Exchange Fund in accordance with this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), Parent shall cause the Paying Agent to mail to each Person who was at the Effective Time, a holder of record of a Certificate representing Common Shares (other than Excluded Shares and Common Shares owned by Dissenting Stockholders): (i) a letter of transmittal in customary form advising such Person of the effectiveness of the Merger and the conversion of its Common Shares into the right to receive the Common Stock Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to such Certificate shall pass, only upon delivery of such Certificate (or affidavits of loss in lieu of such Certificate as provided in Section 3.2(e)) and (ii) instructions for use in effecting the surrender of such Certificate to the Paying Agent (or affidavits of loss in lieu of such Certificate as provided in Section 3.2(e)) in exchange for payment of the Common Stock Merger Consideration as provided in Section 3.1(a). Upon the surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) to the Paying Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 3.2(f)) equal to the cash amount that such holder is entitled to receive pursuant to Section 3.1(a), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. In the event of a transfer of ownership of Common Shares represented by a Certificate that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of such Certificate may be issued and/or paid to such a transferee if such Certificate formerly representing such Common Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Common Shares or Series A Preferred Shares that were outstanding immediately prior to the Effective Time.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Common Shares on the date that is twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent or the Surviving Corporation. Any holder of Common Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, delivery of any payment of cash in accordance with this ARTICLE III (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Common Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Common Stock Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Common Stock Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to the Surviving Corporation) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or the Surviving Corporation, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate the cash that would have been payable pursuant to the provisions of this ARTICLE III (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) had such lost, stolen or destroyed Certificate been surrendered. No bond or other surety shall otherwise be required to be paid, posted or delivered in connection with the foregoing.

(f) Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986 (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be timely remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be. At least five (5) days prior to making any deduction or withholding pursuant to this Section 3.2(f), except (i) with respect to amounts treated as compensation for Tax purposes or (ii) as a result of the failure of any holder of Common Shares or Preferred Shares to provide an Internal Revenue Service Form W-9 or W-8, as applicable, Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, shall provide written notice to the Company of any anticipated deduction or withholding (together with the legal basis thereof) and shall cooperate in good faith to obtain any available exemption from, or reduction of, such deduction or withholding.

(g) Uncertificated Shares. Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each Person who was at the Effective Time, a holder of Uncertificated Shares representing Common Shares (other than in respect of Excluded Shares and Common Shares owned by Dissenting Stockholders) materials advising such Person of the effectiveness of the Merger and the conversion of its Common Shares into the right to receive the Common Stock Merger Consideration and (ii) deliver the cash that such Person is entitled to receive in respect of its Common Shares pursuant to Section 3.1(a) (after giving effect to any required Tax withholdings as provided in Section 3.2(f)), without interest thereon.

(h) Series A Preferred Shares. On the Closing Date, Parent shall (i) pay or cause to be paid the portion of the Preferred Stock Merger Consideration set forth in Section 3.1(a)(i)(B)(1) to each holder of Series A Preferred Shares by wire transfer of immediately available funds pursuant to wire instructions that have been provided by each such holder to the Company no later than three (3) Business Days prior to the Closing Date (other than in respect of Excluded Shares), after giving effect to any required Tax withholdings as provided in Section 3.2(f) and without interest thereon and (ii) issue the portion of the Preferred Stock Merger Consideration set forth in Section 3.1(a)(i)(B)(2) to each holder of Series A Preferred Shares in accordance with the limited liability company agreement of Parent and applicable Law.

3.3 Dissenters’ Rights. Notwithstanding anything to the contrary herein, no Dissenting Stockholder shall be entitled to receive cash pursuant to the provisions of this ARTICLE III unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn, waived or lost such Dissenting Stockholder’s right to appraisal under the DGCL, and any Dissenting Stockholder shall be entitled to receive only those rights provided by Section 262 of the DGCL with respect to the Common Shares owned by such Dissenting Stockholder as of immediately prior to the Effective Time. If, after the Effective Time, any Person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn, waived or lost the right to appraisal and payment under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Common Shares, such Common Shares shall thereupon be treated as though such Common Shares had been converted, as of the Effective Time, into the right to receive the Common Stock Merger Consideration in accordance with this ARTICLE III without interest and less any required Tax withholdings pursuant to Section 3.2(f). The Company shall give Parent written notice, and copies of any written demands, as promptly as practicable of any written demands for appraisal, actual, attempted or purported withdrawals of such demands, and any other instruments served pursuant (or purportedly pursuant) to applicable Law received by the Company relating to stockholders’ rights of appraisal. Parent shall (at Parent’s sole cost and expense) have the right to participate in and direct all negotiations and Proceedings with respect to any demand for appraisal under the DGCL, including any determination to make any payment or deposit with respect to any of the Dissenting Stockholders with respect to any of their Common Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Proceedings regarding appraisal; provided, that prior to Closing, Parent shall regularly update the Company regarding such negotiations and Proceedings. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Any amounts required to be paid in respect of any Common Shares held by a Dissenting Stockholder shall be paid by the Surviving Corporation.

3.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Common Shares or Series A Preferred Shares or securities convertible or exchangeable into or exercisable for any such shares, in each case issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration; provided that nothing in this Section 3.4 shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that would otherwise be prohibited by the terms of this Agreement.

3.5 Treatment of Equity Awards.

(a) Treatment of Time-Based Restricted Stock Units. Each outstanding time-based restricted stock unit (a “Company Restricted Stock Unit”) that was granted under the Company’s 2018 Equity Incentive Plan, as it may be amended from time to time (the “Company Stock Plan”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall become fully vested and shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment of an amount equal to the product of (i) the number of Common Shares underlying such Company Restricted Stock Unit, multiplied by (ii) the Common Stock Merger Consideration. Following the Effective Time, no such Company Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.5(a) in exchange for such Company Restricted Stock Unit in accordance with this Section 3.5(a). Parent shall pay, or cause to be paid, the consideration payable under this Section 3.5(a) to each former holder of a Company Restricted Stock Unit that was outstanding immediately prior to the Effective Time through the Surviving Corporation’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 3.2(f).

(b) Treatment of Performance-Based Restricted Stock Units. Each outstanding performance-based restricted stock unit (a “Company Performance Stock Unit”) that was granted under the Company Stock Plan that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall become fully vested as if the applicable level of performance was achieved at target and shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment of an amount equal to the product of (i) the number of Common Shares subject to such Company Performance Stock Unit that would vest based on the applicable target level of achievement of the performance metrics, multiplied by (ii) the Common Stock Merger Consideration. Following the Effective Time, no such Company Performance Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Performance Stock Unit shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.5(b) in exchange for such Company Performance Stock Unit in accordance with this Section 3.5(b). Parent shall pay, or cause to be paid, the consideration payable under this Section 3.5(b) to each former holder of a Company Performance Stock Unit that was outstanding immediately prior to the Effective Time through the Surviving Corporation’s payroll to such former holder as soon as practicable following the Effective Time (but in any event not later than ten (10) Business Days thereafter), net of any Taxes withheld pursuant to Section 3.2(f).

(c) Further Action. At or prior to the Effective Time, the Company, the Board and the compensation committee of the Board, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 3.5.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or (b) as disclosed in any Company Reports filed with the SEC at least two Business Days prior to the date of this Agreement (excluding any disclosures contained in any “Forward-Looking Statements” and “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” sections of such Company Reports and any other disclosures included or referenced in any such Company Reports that are cautionary, predictive or forward looking in nature); provided that nothing disclosed in any such Company Reports will be deemed to modify or qualify the representation and warranties set forth in the first sentence of Section 4.6, the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified or in good standing to do business as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of the Certificate of Incorporation of the Company, dated April 30, 2015 (including the Certificate of Designations, Preferences and Rights of Series A Perpetual Convertible Preferred Stock and Series B Perpetual Convertible Preferred Stock of the Company, dated as of May 22, 2017, the “Company Certificate of Incorporation”), the Investor Rights Agreement, by and between the Company and TPG Growth III Sidewall, L.P., dated May 22, 2017, and the Amended and Restated Bylaws of the Company, dated December 13, 2023 (the “Company Bylaws”). There are no side letters or other similar Contracts related to the organizational documents of the Company.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of (x) 100,000,000 Common Shares and (y) 1,000,000 preferred shares, par value $0.01 per share (the “Preferred Shares”), of which 150,000 shares have been designated as Series A Preferred Shares (“Series A Preferred Shares”). As of the close of business on July 3, 2025 (the “Capitalization Date”), (i) 29,698,422 Common Shares were issued and outstanding and (ii) 150,000 Series A Preferred Shares were issued and outstanding and no other Preferred Shares were issued or outstanding. All of the issued and outstanding Common Shares and Series A Preferred Shares have been duly authorized and validly issued and are fully paid and nonassessable. All of the Subscription Agreement Shares, when issued in accordance with the Subscription Agreement, will be duly authorized and validly issued and will be fully paid and nonassessable. Section 4.2(a) of the Company Disclosure Letter contains a correct and complete list as of the date hereof of (w) the number of Common Shares subject to outstanding Company Restricted Stock Units (other than cash-settled Company Restricted Stock Units set forth in clause (y) below) under the Company Stock Plan, (x) the number of Common Shares subject to outstanding Company Performance Stock Units (other than cash-settled Company Performance Stock Units set forth in clause (z) below) under the Company Stock Plan (assuming achievement of applicable performance metrics at the target level), (y) the number of outstanding cash-settled Company Restricted Stock Units (the “Cash-Settled RSUs”) and (z) the number of outstanding cash-settled Company Performance Stock Units (assuming achievement of applicable performance metrics at the target level) (the “Cash-Settled PSUs”).

(b) From the Capitalization Date to the execution of this Agreement, the Company has not issued any Common Shares or Series A Preferred Shares, except pursuant to the terms of the Series A Preferred Shares and the settlement of Company Restricted Stock Units or Company Performance Stock Units outstanding as of the Capitalization Date, and, since the Capitalization Date, except as would be permitted by this Agreement, the Company has not granted any Company Restricted Stock Units or Company Performance Stock Units.

(c) Except as set forth in Section 4.2(a) or pursuant to the terms of the Series A Preferred Shares or the Subscription Agreement, as of the date of this Agreement, there are no preemptive or outstanding (i) shares of capital stock or equity securities or obligations of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting securities of the Company or its Subsidiaries or (ii) rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal, rights of first offer, “phantom” stock rights, equity-based compensation, contingent value rights, subscriptions, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations that grant the holders thereof the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Each Company Restricted Stock Unit and Company Performance Stock Unit was granted in accordance with the terms of the applicable Company Stock Plan and all other applicable law.

(d) Section 4.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list identifying (i) each of the Company’s Subsidiaries and the ownership interest of the Company and its Subsidiaries in each such Subsidiary and (ii) any other Person in which the Company or any of its Subsidiaries holds capital stock or other equity interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). To the extent applicable in the relevant jurisdiction and for the applicable entity type, each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and is owned by the Company or by a direct or indirect Subsidiary of the Company, free and clear of all Liens (except for Permitted Liens and Liens arising under applicable securities Laws).

4.3 Corporate Authority and Approval. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by the holders of a majority of the voting power of the outstanding Common Shares and the outstanding Series A Preferred Shares, voting together with the Common Shares as a single class on an as-converted basis, in each case, entitled to vote on such matter at a stockholder meeting duly called and held for such purpose (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). As of the date of this Agreement, the Board has (a) (i) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) determined that the Merger is in the best interests of, the Company and its stockholders and (iii) subject to Section 6.2, resolved to recommend to the stockholders of the Company the adoption of this Agreement (the “Company Recommendation”) and (b) directed that this Agreement be submitted to the stockholders of the Company for their adoption.

4.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3, (ii) the rules and regulations of the NYSE and (iii) the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, clearances or authorizations (any of the foregoing being a “Consent”) required under applicable Laws designed to govern competition, trade regulation or foreign investment, or to prohibit, restrict or regulate action with the purpose or effect of monopolization, restraint of trade or foreign investment for the purposes of national security, public order or defense matters (collectively, the “Foreign Investment and Competition Laws”) in connection with the Merger, the Securities Exchange Act of 1934 (the “Exchange Act”), and the Securities Act of 1933 (the “Securities Act”), no filings, notices or reports are required to be made by the Company or its Subsidiaries with, nor are any Consents required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal agency, commission, body or other legislative, executive or judicial governmental entity or self-regulatory agency (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b) Subject to the receipt of the consents, clearances, approvals, authorizations, expirations or terminations of any waiting period and other requirements set forth in Section 4.4(a) or on Section 4.4(b) of the Company Disclosure Letter, and except for the Existing Credit Agreements, the execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in, subject in the case of the consummation of the Merger, to obtaining the Company Requisite Vote, a breach or violation of, or contravention or a default under, the Company Certificate of Incorporation or the Company Bylaws, (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien (other than a Permitted Lien) on any of the assets of the Company or any of its Subsidiaries pursuant to, any Contract or Company Lease or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 4.4(a) are made or obtained and receipt of the Company Requisite Vote, conflict with or violate any Law or License to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2023 (the “Applicable Date”) (such forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case, as amended, the “Company Reports”). Since the Applicable Date, (i) each of the Company Reports, at the time of its filing or being furnished, complied as to form or, if not yet filed or furnished, will comply as to form, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Company Reports and (ii) as of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act (other than in its capacity as a Company Subsidiary). As of the date hereof, there are no outstanding or unresolved comments in comment letters from the Staff with respect to any of the Company Reports. To the Knowledge of the Company, as of the date hereof, none of the Company Reports is the subject of ongoing SEC review or outstanding SEC investigations.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c) The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act, or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company Reports. Since the Applicable Date, to the Knowledge of the Company, the Company has not received any notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal control over financial reporting or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters relating to the period since the Applicable Date, in each case of the foregoing clauses (i) and (iii) that would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information. Since the Applicable Date, to the Knowledge of the Company, the Company and each of its officers and directors, have been and are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder. Since the Applicable Date, each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and shareholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in each case, in all material respects, the results of operations, retained earnings (deficit) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), and was prepared, in each case, in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

4.6 Absence of Certain Changes. Since March 31, 2025 (the “Balance Sheet Date”) and through the date of this Agreement, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Since the Balance Sheet Date and through the date of this Agreement, other than with respect to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses in all material respects.

4.7 Litigation. As of the date of this Agreement, there are no civil, criminal, or administrative actions, suits, demands, claims, arbitrations, mediations, hearings, inquiries, audits, examinations, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing by or against the Company, any of its Subsidiaries, or any of their respective directors, officers or employees, in their capacities as such, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (except to the extent expressly consented to by Parent pursuant to Section 6.5) or that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

4.8 No Undisclosed Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, whether known or unknown, on- or off- balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of the Balance Sheet Date and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2025 (the “Company Balance Sheet”), (b) liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or violation of Law), (c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby or in connection with obligations under existing Contracts or applicable Law (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or violation of Law), (d) liabilities that have been discharged or paid in full in the ordinary course of business prior to the date hereof or (e) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no off-balance sheet arrangements of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company Reports. Section 4.8 of the Company Disclosure Letter sets forth a correct and complete list (including the individual and aggregate value (in U.S. dollars)) of principal and accrued and unpaid interest outstanding under all indebtedness for borrowed money of the Company and its Subsidiaries as of the date hereof, other than (i) such indebtedness reflected on the Company Balance Sheet or disclosed in the notes thereto included in the Company Reports and (ii) any liabilities arising under any finance lease.

4.9 Employee Benefits.

(a) Each material Company Plan, as of the date of this Agreement, is listed in Section 4.9(a) of the Company Disclosure Letter. True and complete copies of each of the material Company Plans, and all amendments thereto, have been provided or made available to Parent. The Company has not announced the adoption of any material new Company Plan that is not listed in Section 4.9(a) of the Company Disclosure Letter or disclosed in the Company Reports as of the date hereof, or any action that could reasonably be expected to result in a material increase to the costs of providing compensation or employee benefits to its employees.

(b) Each Company Plan is and has been operated and administered in accordance with its terms and is and has been in compliance with applicable Laws (including, if applicable, ERISA and the Code), except for any non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, has received a favorable determination letter from the Internal Revenue Service and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Except as would not reasonably be expected to have a Company Material Adverse Effect, each non-U.S. Company Plan (i) has been registered with, or approved by, a Governmental Entity, to the extent required to be so registered or approved, and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval, (ii) that is intended to qualify for special tax treatment, satisfies in all material respects the requirements for such treatment, and (iii) to the extent providing pension benefits, termination indemnities, long-service awards, jubilee payments, post-termination welfare benefits or similar payments or benefits, is fully funded or book reserved, as applicable, in accordance with GAAP.

(d) Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries or any entity which is considered a single employer with the Company under Section 4001 of ERISA or Section 414 of the Code, contributes to or is obligated to contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section 3(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Company Plan provides post-retirement medical benefits, post-retirement death benefits or other post-retirement welfare benefits, except to the extent of the continuation coverage rules as provided under Sections 601 through 608 of ERISA (“COBRA”) or any other similar applicable Law.

(e) All contributions required to be made by the Company or its Subsidiaries in respect of each Company Plan have been timely made and all obligations in respect of each Company Plan or, if not yet due, are properly accrued in accordance with GAAP.

(f) As of the date of this Agreement, there is no litigation pending or, to the Knowledge of the Company, threatened in writing relating to the Company Plans, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) Except as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (A) result in any payment becoming due to any employee of the Company or any of its Subsidiaries, (B) increase any benefits under any Company Plan, (C) result in the acceleration of the time of payment, vesting or funding of any such benefits or (D) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

4.10 Labor Matters.

(a) The Company has provided to Parent a true, complete and correct schedule of all employees of the Company and its Subsidiaries as of June 24, 2025, whether regularly or temporarily employed, by: (i) primary work country, (ii) target short-term incentive compensation opportunity, and (iii) annual base salary.

(b) Other than the works council and similar arrangements set forth on Section 4.10(b) of the Company Disclosure Letter, on the date of this Agreement, (A) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by work rules or a collective bargaining agreement with a labor union, (B) neither the Company nor any of its Subsidiaries is the subject of any Proceeding (i) asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or (ii) seeking to compel the Company to bargain with any labor union, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (C) there is no pending or, to the Knowledge of the Company, threatened in writing, labor strike, walkout, work stoppage, slow-down or lockout by or of employees of the Company or its Subsidiaries.

(c) None of the employees of the Company or any of its Subsidiaries is represented by a labor union in connection with their employment by the Company or its Subsidiaries, and, to the Knowledge of the Company, there is no active organizing activity with respect to the formation of a collective bargaining unit occurring or threatened in writing involving employees of the Company or any of its Subsidiaries.

(d) The Company is in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wage payment, the payment and withholding of Taxes, hours, worker classification (including the classification of individual independent contractors), immigration, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except for any such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) In the past three (3) years, no allegations of sexual harassment or sexual misconduct have been made against any current or former officer or senior management member of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by an officer or senior management member of the Company or its Subsidiaries.

4.11 Compliance with Laws, Licenses.

(a) The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued or granted by a Governmental Entity (each, a “License”) necessary to own, lease and operate their properties and assets, and to conduct their respective businesses as currently conducted or as may be required under applicable Law.

(b) Each License is, and since the Applicable Date has been, valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, and is not and has not been the subject of a written notice or Proceeding threatening (and, to the Knowledge of the Company, no such threat has been received) to suspend, revoke, cancel or adversely modify any such License, except where any of the foregoing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There has not been any change, event, occurrence, development, circumstance or condition that would preclude any License from being renewed in the ordinary course (to the extent that such License is renewable by its terms), except where the failure thereof to be renewed has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the licensee of each License is, and since the Applicable Date has been, in compliance with such License and has fulfilled and performed all of its obligations in all respects with respect thereto, no event has occurred which, with or without notice or the lapse of time or both, would constitute a default or violation of any License. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date, neither the Company nor any of its Subsidiaries has received written notice or communication of any noncompliance or alleged noncompliance with any Licenses.

(d) The Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors and employees are in compliance in all material respects with and since the Applicable Date have complied in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) applicable to the Company, its Subsidiaries and such officers, directors and employees; (ii) the provisions of all anti-bribery and anti-corruption Laws of each jurisdiction in which the Company and its Subsidiaries operate; and (iii) the economic sanctions Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“Sanctions”). Since the Applicable Date, the Company, its Subsidiaries and their respective officers, directors and, to the Knowledge of the Company, employees have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Governmental Entity or Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official to obtain or retain business, or to secure any other improper benefit or advantage, in each case in violation of any material respect of the FCPA or any Laws described in clause (ii).

(e) The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with Sanctions, the FCPA and other anti- bribery and anti-corruption Laws in each jurisdiction in which the Company and its Subsidiaries operate.

(f) Neither the Company nor any of its Subsidiaries is, or since the Applicable Date, has been, subject to any actual, pending, or, to the Knowledge of the Company, threatened in writing Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to Sanctions, the FCPA or any other anti-bribery and anti-corruption Laws.

4.12 Material Contracts. Section 4.12 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound, pursuant to which the Company or such Subsidiary has current or future obligations, other than any Contract solely among the Company and its wholly owned Subsidiaries or any Company Plan, that:

(a) (i) expressly prohibits in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business or (ii) provides that the Company or any of its Subsidiaries will not compete with any other Person or which expressly grants “most favored nation” protections to the counterparty to such Contract, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(b) (i) requires the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons, which Contract is material to the Company and its Subsidiaries, taken as a whole (other than any licenses or other Contracts entered into in the ordinary course) or (ii) is a nomination agreement or other agreement commissioning the Company for component parts, which Contract is material to the Company and its Subsidiaries, taken as a whole;

(c) is material to the formation, creation, operation, management or control of any partnership, joint venture, limited liability company or other similar agreements or arrangements and is material to the Company and its Subsidiaries, taken as a whole;

(d) is a Contract for the lease by the Company or any of its Subsidiaries, as lessee, of real or personal property, which Contract is material to the Company and its Subsidiaries, taken as a whole;

(e) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, but that has not yet been so filed;

(f) was entered into between the Company or any of its Subsidiaries and a Governmental Entity and is material to the business of the Company and its Subsidiaries, taken as a whole;

(g) was entered into with Affiliates of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries) that is not a Company Plan, has not been filed with the SEC or that was entered into other than on arms’-length terms;

(h) contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person;

(i) involves or provides for the future disposition or acquisition of any asset or property with a fair market value or purchase price in excess of $100,000, or any merger, consolidation, or similar business combination transaction pursuant to which the Company or any of its Subsidiaries has outstanding obligations (excluding indemnification obligations in respect of representations and warranties that survive indefinitely or for periods equal to a statute of limitations), in each case, other than in connection with capital expenditures, the acquisition of raw materials or the acquisition or disposition of inventory or Company products in the ordinary course of business;

(j) pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” obligations;

(k) other than the Existing Credit Agreements, prohibits the payment of dividends or distributions in respect of the equity interests of the Company or any of its Subsidiaries, prohibits the pledging of the equity interests or assets of the Company or any of its Subsidiaries, or prohibits the issuance of guarantees by the Company or any of its Subsidiaries;

(l) requires the Company or any of its Subsidiaries, directly or indirectly, to make any advance, loan, extension of credit, service penalty or capital contribution to, or other investment in, any Person (other than (i) the Company or any of its wholly owned Subsidiaries or (ii) Contracts that provide for (A) the prepayment of raw materials or inventory or (B) retainers paid to consultants, advisors, and other services providers) in excess of $500,000 individually or $1,250,000 in the aggregate;

(m) is a collective bargaining agreement or other Contract to or with any labor union or other employee representative of a group of employees;

(n) constitutes any settlement agreement or other resolution of any actual or threatened Proceeding pursuant to which the Company or any of its Subsidiaries has outstanding payment obligations in excess of $500,000, or which includes any restrictive covenant, restrictive operations, or provides for non-monetary obligations (other than standard confidentiality and release provisions);

(o) constitutes any currency, interest rate or other hedge, swap or other derivative Contract;

(p) is a Key Customer Contract or a Key Supplier Contract, other than the purchase orders, work orders or statements of work under Key Customer Contracts or Key Supplier Contracts existing as of the date hereof;

(q) is a Contract material to the Company and its Subsidiaries, taken as a whole, pursuant to which the Company (A) grants a license, covenant not to sue, or other right to use Owned Intellectual Property to a third Person, or (B) obtains a license, covenant not to sue, or other right to use any Intellectual Property of any Person, in each case of (A) and (B) other than non-exclusive licenses granted by the Company or any of its Subsidiaries to vendors, suppliers and to customers in the ordinary course of business or licenses for software that is commercially available on standard terms; or

(r) is a Contract (i) not of a type described in the foregoing clauses (a) through (q) or (ii) that is not a purchase order, work order or statement of work, in each case, that has or would reasonably be expected to involve payments or receipts in excess of $500,000 in any twelve-month period ((1) the Contracts required to be listed pursuant to clauses (a)-(q) above, (2) the Contracts required to be listed pursuant to subclauses (i) and (ii) of this clause (r) and (3) the purchase orders, work orders or statements of work under Key Customer Contracts or Key Supplier Contracts that involve payments or receipts in excess of $500,000, which, for the avoidance of doubt, are not required to be listed pursuant to this clause (r), collectively, the “Material Contracts”).

A true, correct and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement. Each of the Material Contracts, is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.13 Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate of Incorporation or Company Bylaws is applicable to the Company, the Common Shares, the Preferred Shares, the Merger, the Subscription Agreement or the other transactions contemplated by this Agreement. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is subject, party or otherwise bound.

4.14 Environmental Matters. Except for any matter that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is and has been since the Applicable Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, licenses or authorizations required by applicable Environmental Laws, (ii) neither the Company nor any of its Subsidiaries is subject or party to any Proceeding pending, or to the Knowledge of the Company threatened in writing, alleging non-compliance with or liability under any Environmental Law, (iii) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any Orders issued pursuant to any Environmental Law, (iv) there has been no Release of, contamination by, or exposure to Hazardous Substances at any real property currently, or to the Knowledge of the Company, formerly, owned, leased or operated by the Company or any of its Subsidiaries, in each case that has resulted or would reasonably be expected to result in a liability to the Company or any of its Subsidiaries under any Environmental Law, (v) the Company has not contractually assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person arising under Environmental Law, and (vi) the Company has made available to Parent all material environmental reports, studies and investigations in the possession of the Company or any of its Subsidiaries.

4.15 Taxes. Except as would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects and (ii) have timely paid all Taxes that are required to be paid (whether or not shown as due on such Tax Returns) (other than Taxes that are not yet due and owing or that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for).

(b) Neither the Company nor any of its Subsidiaries have received written notice of any audit, examination, investigation or other Proceedings in respect of Taxes of the Company or any of its Subsidiaries that has not been fully resolved.

(c) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(d) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any Taxes which is still in effect.

(e) The Company and each of its Subsidiaries has timely paid or withheld with respect to their employees or other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all U.S. federal and state Taxes required to be paid or withheld.

(f) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment, in whole or in part, pursuant to Section 355 or Section 361(a) of the Code.

(g) Neither the Company nor any of its Subsidiaries is or has been a party to, or participated in, any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b) or any analogous provision of state, local or non-U.S. Law.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by, or currently has any obligation pursuant to, any Tax sharing, allocation or indemnification agreement or any similar agreement or arrangement, other than any such agreement or obligation solely between and among the Company and its Subsidiaries or any Contract entered into in the ordinary course of the business the principal purpose of which is not Taxes.

(i) Neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or other group (other than a group of which the Company or any of its Subsidiaries is or was the common parent) or (ii) has any liability for the Taxes of any Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor or other provision of applicable Law.

(j) No private letter rulings, technical advice memoranda or similar Contracts or rulings with respect to Taxes of the Company or any of its Subsidiaries have been requested, entered into or issued in writing by any Governmental Entity with respect to the Company or any of its Subsidiaries that will have any effect after the Closing. Neither the Company nor any of its Subsidiaries has entered into any written closing agreement with any Governmental Entity, including, a closing agreement pursuant to Code Section 7121, with regard to any material Tax liability of the Company or any of its Subsidiaries.

(k) The Company and each of its Subsidiaries has timely and properly collected all material sales, use, value-added and similar Taxes required to be collected, and has remitted on a timely basis such amounts to the appropriate Governmental Entity.

(l) Notwithstanding any other provision in this Agreement, (i) no representation or warranty is made with respect to the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of the Company after the Closing Date and (ii) the Company and any of its respective representatives or Affiliates make no representation or warranty with respect to Taxes of the Company or any of its Subsidiaries with respect to any period (or portion thereof) following the Closing.

4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a list of all material Owned Intellectual Property that is issued, registered or subject to an application for issuance or registration (“Registered IP”), as of the date of this Agreement. To the Knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect, all Registered IP owned by the Company or any of its Subsidiaries is subsisting in all material respects, and, in the jurisdiction(s) where such Registered IP is issued or registered is, to the Knowledge of the Company, valid and enforceable.

(b) To the Knowledge of the Company and except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect: as of the date of this Agreement:

(i) each of the Company and its Subsidiaries owns, or has sufficient rights to use, all Intellectual Property necessary for its business as currently conducted, free and clear of all Liens, except for Permitted Liens;

(ii) the Company and its Subsidiaries do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party and there are no pending Proceedings alleging the same;

(iii) no third party is infringing, misappropriating or otherwise violating any material Owned Intellectual Property;

(iv) the Information Technology Systems (as defined below) used in connection with the businesses of the Company and its Subsidiaries are commercially reasonable for the Company’s and its Subsidiaries’ businesses as currently conducted and such Information Technology Systems have not suffered a malfunction or failure, in each case, that has materially disrupted or adversely affected the functionality of such Information Technology Systems since the Applicable Date which has not been cured, except as disclosed in their documentation;

(v) the Company has taken commercially reasonable steps to maintain the confidentiality of the material trade secrets of the Company and its Subsidiaries;

(vi) the Company and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology and procedures;

(vii) the Company and its Subsidiaries are in all material respects in compliance with applicable Laws regarding the Processing (as defined below) of customer, employee and other Personal Data (as defined below) and are compliant in all material respects with their respective written policies with respect to the Processing of Personal Data since the Applicable Date;

(viii) since the Applicable Date, there have not been any material incidents of, or third party claims related to, any unauthorized access to, or unauthorized disclosure or use of, any Personal Data in the Company’s or any of its Subsidiaries’ possession; and

(ix) neither the Company nor any of its Subsidiaries has received since the Applicable Date any written notice of any material claims of, or been charged with, violations of any applicable Laws with respect to the Processing of Personal Data possessed by the Company or any of its Subsidiaries.

4.17 Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of all director and officer insurance policies held by the Company. The insurance policies held by the Company provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.18 Real Property.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a complete and accurate list of each Owned Real Property as of the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company or one of its Subsidiaries has good and valid title to the real property owned by the Company and each of its Subsidiaries (the “Owned Real Property”), free and clear of all Liens (other than Permitted Liens), (b) there are no pending or, to the Knowledge of the Company, threatened in writing condemnation, eminent domain or similar proceedings affecting any Owned Real Property, and (c) neither the Company nor any Subsidiary has leased, or granted the right to use or occupy, any portion of the Owned Real Property to any Person.

(b) Section 4.18(b) of the Company Disclosure Letter sets forth a true, complete and accurate list of each Leased Real Property and Company Lease as of the date hereof. A true, correct and complete copy of each Company Lease has been made available to Parent prior to the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) the Company or one of its Subsidiaries has a valid leasehold interest in each real property leased by the Company or any of its Subsidiaries (the “Leased Real Property”), free and clear of all Liens (other than Permitted Liens), (ii) each such lease, together with all amendments, guarantees, assignments, supplements and other modifications thereto relating (each, a “Company Lease”) is in full force and effect, subject to the Bankruptcy and Equity Exception, (iii) none of the Company or any of its Subsidiaries has received written notice of any material default under any Company Lease, (iv) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in breach of or in default under any Company Lease, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and (v) neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any portion of the Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there are no pending or threatened in writing condemnation, eminent domain, or similar proceedings affecting any Leased Real Property.

4.19 Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Lazard Frères & Co. LLC to act as the Company’s financial advisor in connection with the Merger.

4.20 Affiliate Transactions. As of the date hereof, except for compensation or other employment arrangements in the ordinary course of business and except as disclosed in the Company Reports, since the Applicable Date, there have been no Contracts, transactions or arrangements between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director, officer or employee) thereof or any holder of 5% or more of the shares of Company’s capital stock, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC (any such transaction, agreement, arrangement or understanding, an “Affiliate Transaction”).

4.21 Customers and Suppliers. Section 4.21 of the Company Disclosure Letter sets forth a list, for the twelve (12) month period ended March 31, 2025, of (a) the top ten (10) original equipment manufacturing customers of the Company and its Subsidiaries (measured on a consolidated basis and by dollar value of value added sales to such customer) (collectively, the “Key Customers”) and (b) the top ten (10) suppliers of products and/or services to the Company and its Subsidiaries (measured on a consolidated basis and by the aggregate dollar amount of purchases of such supplier’s product by the Company and its Subsidiaries) (collectively, the “Key Suppliers”). To the Knowledge of the Company, the relationships of the Company and its Subsidiaries with the Key Customers and Key Suppliers are good commercial working relationships and one or more of each of the Company or one of its Subsidiaries maintains a written Contract with each Key Customer (each, a “Key Customer Contract”) and each Key Supplier (each, a “Key Supplier Contract”). No Key Customer or Key Supplier has cancelled or notified either the Company or its Subsidiaries in writing that it intends to terminate, not renew or otherwise adversely modify its business relationship with either the Company or its Subsidiaries, or that it intends to refuse to pay any amount due to either the Company or its Subsidiaries or seek to exercise any remedy against either the Company or its Subsidiaries. Neither the Company nor its Subsidiaries is, or within the past twelve (12) months has been, engaged in any material dispute with any Key Customer or Key Supplier.

4.22 No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this ARTICLE IV, or in any certificate delivered in connection with this Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither the Company nor any Person on behalf of the Company is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this ARTICLE IV, or in any certificate delivered in connection with this Agreement, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent or any of Parent’s Affiliates or any Representatives of Parent or any of Parent’s Affiliates, including omissions therefrom. Without limiting the foregoing, the Company makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to Parent or any of its Affiliates or any Representatives of Parent of any of its Affiliates regarding the success, profitability or value of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent at the time of entering into this Agreement (the “Parent Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company complete and correct copies of the certificate of formation and limited liability company agreement of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case as amended to and in effect on the date of this Agreement.

5.2 Ownership of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub was formed solely for purposes of engaging in the transactions contemplated by this Agreement and has not conducted any business prior to the date of this Agreement and does not have any assets, liabilities or obligations of any nature other than those incident to its formation, and as of immediately prior to the Effective Time will not have engaged in any business and will not have any assets, liabilities or obligations other than those arising pursuant to this Agreement and the transactions contemplated hereby, including the Merger.

5.3 Corporate Authority; Approval. Each of Parent and Merger Sub have all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and, subject to obtaining the approval contemplated by Section 6.15 of this Agreement in the case of Merger Sub, perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The members of Parent, by resolutions duly adopted, have unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (b) determined that the Merger is in the best interests of, Parent and its stockholder(s), which resolutions have not been subsequently rescinded, modified or withdrawn. The board of directors of Merger Sub, by resolutions duly adopted, has unanimously (i) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, and (ii) determined that the Merger is in the best interests of Merger Sub and its sole stockholder, (iii) resolved to recommend to its sole stockholder the adoption of this Agreement and (iv) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption, which resolutions have not been subsequently rescinded, modified or withdrawn. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The approval and adoption of this Agreement by Parent, as the sole stockholder of Merger Sub, that is to be delivered pursuant to Section 6.15 is the only vote or approval required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, and to consummate the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions of this Agreement.

5.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3 and (ii) the necessary Consents required under any Foreign Investment and Competition Laws in connection with the Merger, the Exchange Act and the Securities Act, and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, no filings, notices or reports are required to be made by Parent or Merger Sub or their Subsidiaries with, nor are any Consents required to be obtained by Parent or Merger Sub or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent or certificate of incorporation or bylaws of Merger Sub, (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 5.4(a) are made or obtained, conflict with or violate any Law or License to which Parent or any of its Subsidiaries is subject; except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.5 Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent, nor Merger Sub or any of their respective Subsidiaries is a party to or subject to the provisions of any Order, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

5.6 Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement.

5.7 Financial Ability.

(a) Parent will have as of immediately prior to the Effective Time, sufficient cash on hand for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and all other amounts payable pursuant to ARTICLE III and to pay all related fees and expenses.

5.8 No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this ARTICLE V, or in any certificate delivered in connection with this Agreement, neither Parent nor Merger Sub is making and has made, and no other Person is making or has made on behalf of Parent and Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither Parent nor Merger Sub nor any Person on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

5.9 Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries and with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the written representations and warranties of the Company contained in ARTICLE IV or in any certificate delivered in connection with this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except for the written representations and warranties set forth in ARTICLE IV or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE VI

COVENANTS

6.1 Interim Operations. Except (v) as required by applicable Law, (w) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed; provided, that for clauses (m)(ii) (solely with respect to purchase orders, work orders or statements of work, in each case, under Key Customer Contracts and Key Supplier Contracts existing as of the date hereof), (m)(iii), (m)(iv) or (r), such approval shall be deemed to have been given if Parent has not approved or denied a request from the Company within forty-eight (48) hours of receipt of such request), (x) for commercially reasonable actions as required to comply with Lockdown Measures, (y) as expressly disclosed in Section 6.1(a) of the Company Disclosure Letter or (z) as expressly provided for in this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (1) the Effective Time or (2) the termination of this Agreement in accordance with ARTICLE VIII, (A) the Company shall use its commercially reasonable efforts to (i) conduct its business and the business of its Subsidiaries in the ordinary course of business consistent with past practice (provided that such past practice shall not include any actions that would have been prohibited by Section 6.1(B)), including complying with the terms of all Material Contracts and preserving and maintaining the value of the businesses and assets of the Company, (ii) preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers, and other Persons with which the Company or any of its Subsidiaries has business relations, and (iii) provide prompt written notice (in any event, within forty-eight (48) hours) to Parent if any customer, supplier or any other Person with which the Company or any of its Subsidiaries has business relations, terminates or communicates to either an officer of the Company or a Person who has the principal business relationship with such customer, supplier or other Person the intention or threat to terminate, its relationship with the Company or any of its Subsidiaries, or the intention to reduce substantially the quantity of products or services it purchases from or supplies to the Company or any of its Subsidiaries, or provides to the Company a formal complaint, in writing, expressing dissatisfaction with the products or services sold by the Company or any of its Subsidiaries; provided, however that no action that is specifically permitted by Section 6.1(B) shall be deemed a breach of either this clause (A) or any other subclause of Section 6.1(B) and (B) without limiting the generality of, and in furtherance of, the foregoing, the Company shall not and will not permit any of its Subsidiaries to (it being understood that any action, even if taken in furtherance of Section 6.1(A), that would be prohibited by any of the following clauses (a)-(x) shall be prohibited):

(a) (i) amend, supplement or otherwise modify its certificate of incorporation or bylaws (or comparable governing documents), (ii) split, combine, subdivide or reclassify its outstanding equity interests (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (iii) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any of its equity interests (except for any dividends or distributions paid by a Subsidiary of the Company to another Subsidiary of the Company or to the Company) or (iv) purchase, repurchase, redeem or otherwise acquire any of its equity interests or any securities convertible or exchangeable into or exercisable for any of its equity interests (other than forfeiture of, or withholding of Taxes with respect to Company Restricted Stock Units or Company Performance Stock Units in connection with any Taxable event related to such awards, in each case in accordance with past practice and with the terms of the applicable Company Stock Plan as in effect on the date of this Agreement (or as modified after the date of this Agreement in accordance with the terms of this Agreement));

(b) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of, any Subsidiaries of the Company that would not prevent, delay or impair the Merger or the other transactions contemplated by this Agreement or create any Subsidiary of the Company or any of its Subsidiaries);

(c) except as required by the terms of a Company Plan in effect as of the date hereof, (i) increase the wages, salary or other compensation (whether cash or equity) or benefits with respect to any of the Company’s or its Subsidiaries’ directors, officers or employees or other service providers whose annual base salary or rate exceeds $150,000, (ii) establish, adopt, enter into, amend in any material respect or terminate any Company Plan that is material, either individually or in the aggregate, to the Company or its Subsidiaries, (iii) hire, engage, promote or terminate (other than for cause) any employee or other service provider of the Company’s or its Subsidiaries’ (or any Person who would be an employee or other service provider of the Company or its Subsidiaries if employed or engaged as of the date hereof) other than the hiring, engagement or promotion, each in the ordinary course of business consistent with past practice, of a Person whose annual base salary or rate is less than $150,000, provided that such hired, engaged or promoted Person is terminable “at-will” without any additional Liability to the Company and its Subsidiaries, (iv) accelerate the time of payment or vesting of any compensation or benefits of any of the Company’s or its Subsidiaries’ directors, officers or employees or other service providers or (v) grant any change of control, transaction or retention bonuses or similar payments or other incentive awards to any of the Company’s or its Subsidiaries’ directors, officers or employees or other service providers;

(d) effectuate, engage in or provide notice of a “plant closing” or “mass layoff” as those terms are defined in a WARN Act, or effectuate, engage in or provide notice of any similar reduction in force or redundancy;

(e) incur any Indebtedness, guarantee, endorse, assume or otherwise become liable or responsible (directly or indirectly) for any Indebtedness of another Person or issue any rights to acquire any Indebtedness, except (i) in the ordinary course of business, borrowings under the Company’s revolving credit facility as in effect as of the date hereof, including pursuant to the Existing Credit Agreements, (ii) pursuant to (A) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (B) overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business consistent with past practice, (iii) hedging in compliance with the hedging strategy of the Company as of the date of this Agreement in the ordinary course of business consistent with past practice and not for speculative purposes, and (iv) pursuant to factoring arrangements as in effect as of the date hereof;

(f) make or commit to any capital expenditures that exceed $5,000,000 in the aggregate;

(g) transfer, lease, license, sell, assign, mortgage, pledge, place a Lien (other than a Permitted Lien) upon or otherwise dispose of any material properties or assets (other than (i) selling inventory in the ordinary course of business consistent with past practice, (ii) transactions among the Company and its Subsidiaries, or (iii) non-exclusive licenses of Intellectual Property or expiration of Intellectual Property in accordance with statutory terms);

(h) issue, deliver, sell, grant, assign, pledge, transfer, or encumber, agree or commit to or authorize the issuance, delivery, sale, grant, transfer, assignment, pledge or encumbrance of, any shares of its capital stock or any other equity interest in the Company or any Company Subsidiary or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares or equity interest, except (A) for any Common Shares issued pursuant Company Restricted Stock Units or Company Performance Stock Units outstanding on the date of this Agreement in accordance with the existing terms of such awards and the Company Stock Plan, (B) pursuant to the terms of the Subscription Agreement and (C) by Subsidiaries to the Company or to any other Subsidiary of the Company;

(i) acquire or commit to acquire any business, assets or other property (other than real property), whether by merger, consolidation, purchase of property or assets or otherwise (other than acquiring inventory in the ordinary course of business consistent with past practice);

(j) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any authoritative interpretation thereof) or by applicable Law;

(k) abandon any material existing lines of business or enter into any material new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement;

(l) make any loans, advances or capital contributions to, or investments in, any Person (other than loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(m) (i) amend or modify in any material respect or intentionally violate, terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof), waive or take any action that would prevent the automatic extension of the term of any Material Contract or waive, release, assign or fail to enforce any material rights, claims or benefits under any Material Contract, (ii) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement unless it is (1) on economic terms (on a per unit and aggregate basis) substantially consistent with, or at least as favorable to the Company or its Subsidiaries than, (2) on non-economic terms that, in the aggregate, are at least as favorable to the Company or its Subsidiaries than (and that do not impose additional material restrictions on the Company and its Subsidiaries), in any such case, either (A) a Contract it is replacing or (B) a form of such Material Contract made available to Parent prior to the date hereof or (3) a purchase order, work order or statement of work issued pursuant to the terms of an existing Contract as of the date hereof, in each case, that does not amend or modify such underlying Contract, (iii) engage in any scheduled meetings with any counterparty of any Key Customer Contract or Key Supplier Contract for the purpose of (x) attempting to renegotiate the material terms of such Key Customer Contract or Key Supplier Contract, (y) refusing to comply with the Company’s obligations under such Key Customer Contract or Key Supplier Contract, or (z) otherwise disputing any of the terms of such Key Customer Contract or Key Supplier Contract, or the Company’s or counterparty’s respective performance or compliance with such terms, without first giving Parent twenty four (24) hours’ notice of, and an invitation to participate in, such meeting or (iv) issue any press release with respect to any Key Customer Contract or Key Supplier Contract without first providing Parent with a draft twenty four (24) hours in advance, and considering, in good faith, any comments of Parent;

(n) amend, modify, terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) or waive any material right under, or fail to exercise any renewal option under, any Company Lease or enter into any new Company Lease (other than renewals or extensions of any existing Company Lease in the ordinary course of business);

(o) (A) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other Proceedings before or threatened to be brought before a Governmental Entity, including any such Proceeding between a third party and any customers of the Company for which the Company is providing a defense or indemnity, other than settlements if the amount of any such settlement is not in excess of $250,000 in the aggregate, in each case in excess of amounts available under the Company’s applicable insurance policy, provided that such settlements do not involve any admission of guilt (through a plea or otherwise), non de minimis injunctive or equitable relief or impose non de-minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries, or (B) with respect to any action, suit, case, litigation, claim, hearing, arbitration, investigation or other Proceedings before or threatened to be brought before a Governmental Entity, waive, release, grant or transfer any claim or right of value or knowingly consent to the termination of any claim or right of value;

(p) (i) make, change or revoke any material Tax election, (ii) make any material change to any Tax accounting period, (iii) settle, consent to or compromise any material tax claim or surrender a right to a material Tax refund, (iv) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment, or (v) request any rulings from or enter into a closing agreement with any Governmental Entity regarding Taxes;

(q) enter into any Affiliate Transaction;

(r) take any action to delay or accelerate the collection of any amount of accounts receivable in excess of $2,000,000 in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business, or take any action to delay or accelerate the payment of any amount of accounts payable in excess of $2,000,000 in advance of or beyond their regular dates or the dates when the same would have been paid in the ordinary course of business, other than any such delays or accelerations as reflected in Section 6.1(r) of the Company Disclosure Letter;

(s) acquire a fee interest (or local equivalent) in any real property; or

(t) agree, resolve or commit to do any of the foregoing.

6.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as permitted by this Section 6.2, the Company shall not, and shall cause its Subsidiaries, any controlled Affiliates and its and their respective directors, officers, employees, and shall direct its and their respective investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal (other than to inform any Person of this Section 6.2(a));

(iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person, or afford access to the business, assets, properties, books or records, other information or employees or other Representatives of the Company or any of its Subsidiaries in connection with any Acquisition Proposal; or

(iv) approve, authorize, agree or publicly announce an intention to do any of the foregoing.

The Company shall, and shall cause its Subsidiaries and controlled Affiliates to, and shall direct its and their respective Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person (other than Parent, Merger Sub, and their respective Representatives) conducted heretofore with respect to any Acquisition Proposal; provided that nothing in this Agreement shall restrict the Company from permitting a Person to request the amendment or waiver of a “standstill” or similar obligation or from effecting such amendment or granting such a waiver, in each case, to the extent necessary to comply with the fiduciary duties of the members of the Board under applicable Law. The Company agrees that any violations of the restrictions set forth in this Section 6.2 by any of directors, officers, employees or any Representative retained by and acting at the direction of the Company will be deemed to be a breach of this Section 6.2 by the Company.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in this Agreement, but subject to this Section 6.2, prior to the time that the Company Requisite Vote is obtained at the Company Stockholders Meeting, the Company may, in response to a bona fide Acquisition Proposal that did not result from a material breach of Section 6.2(a), (i) contact and engage in discussions with the Person who made such Acquisition Proposal and such Person’s Representatives and potential sources of financing to clarify the terms and conditions thereof or to request that any Acquisition Proposal made orally be made in writing or to notify such Person and such Person’s potential sources of financing of the provisions of Section 6.2(a), (ii) provide access to non-public information regarding the Company or any of its Subsidiaries to such Person and such Person’s Representatives and potential sources of financing; provided that such information has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24) hours) following the time such information is made available to such Person or such Person’s Representatives or potential sources of financing and that, prior to furnishing any such information, the Company receives from such Person an Acceptable Confidentiality Agreement and (iii) engage or participate in any discussions or negotiations with any such Person and such Person’s Representatives and potential sources of financing regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Board determines in good faith after consultation with its outside legal counsel that (A) after consultation with its financial advisors, such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board under applicable Law. The parties hereto acknowledge and agree that any contacts, disclosures, discussions or negotiations permitted under this Section 6.2(b), including any public announcement (which, for the avoidance of doubt, shall comply with Section 6.1(B)(u) of this Agreement) that the Company or the Board has made any determination contemplated under this Section 6.2(b) to take or engage in any such actions, shall not constitute a Change in Recommendation.

(c) Notice. Following the date of this Agreement and until the time the Company Requisite Vote is obtained at the Company Stockholders Meeting, the Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent if (i) any written or other bona fide inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or its Subsidiaries, its and their respective directors, officers, employees or Representatives, (ii) any non-public information is requested in connection with any Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the material terms and conditions of any such Acquisition Proposals (including the identity of the potential counterparty) and thereafter shall keep Parent reasonably informed of material changes to the status or terms of any such Acquisition Proposals. The Company shall (x) keep Parent reasonably informed of the status and material details (including material amendments or proposed material amendments) of the matters identified in the prior sentence on a reasonably current basis and (y) provide to Parent as soon as reasonably practicable after receipt or delivery (but in no event later than twenty-four hours after receipt or delivery) thereof, copies of all material written correspondence and other material written materials exchanged between or on behalf of the Company or its Subsidiaries or any of their Representatives, on the one hand, and any potential counterparty or any of its Representatives, on the other hand.

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 6.2(e) and Section 6.2(f), the Board shall not (i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or (B) approve, recommend or otherwise declare advisable any Acquisition Proposal, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) after receipt of any Acquisition Proposal

(other than a tender or exchange offer) that is not a Superior Proposal and is not reasonably expected to become a Superior Proposal, fail to reaffirm the Company Recommendation within ten (10) days of receipt of a written request from Parent to do so (and if the Company Stockholders Meeting is scheduled to be held less than ten (10) days from the receipt of such written request, then within two (2) Business Days of receipt of such written request or, promptly after receipt of such written request, if such written request is received within two (2) Business Days of the scheduled date of the Company Stockholders Meeting) or (A) in the case of an Acquisition Proposal that is not publicly made or announced, fail to privately recommend against such Acquisition Proposal or (B) in the case of an Acquisition Proposal that is publicly made or announced, fail to publicly recommend against such Acquisition Proposal, (iv) fail to recommend against any Acquisition Proposal that is not a Superior Proposal and is not reasonably expected to become a Superior Proposal that is structured as a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, (each of the actions described in this clause (i)-(iv), a “Change in Recommendation”), (v) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal or (vi) approve or recommend, or publicly propose to enter into an Alternative Acquisition Agreement.

(e) Superior Proposal Exception to Change in Recommendation Provision or Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary in Section 6.2(d) or any other provision of this Agreement, at any time prior to the time the Company Requisite Vote is obtained at the Company Stockholders Meeting, in response to a written Acquisition Proposal received by the Company, the Board may make a Change in Recommendation or terminate this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 8.3(b), or authorize, resolve, agree or propose publicly to take any such actions, if all of the following conditions are met:

(i) the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and, in the case of a Change in Recommendation, the failure to make such Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board under applicable Law and such determination has been promptly notified to Parent;

(ii) the Company shall have (A) provided to Parent three (3) Business Days’ prior written notice (the “Notice Period”), which notice shall include an unredacted copy of the Alternative Acquisition Agreement, if applicable and not previously provided, and other relevant documents related to the Superior Proposal and shall state (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms of the Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice, except that the Notice Period shall be reduced to two (2) Business Days) and (3) that, subject to clause (iii) below, the Board has determined to make a Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(b) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such a Change in Recommendation or terminating this

Agreement in accordance with Section 8.3(b), as applicable, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during the Notice Period, which may be on a non-exclusive basis, to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the Acquisition Proposal ceases to constitute a Superior Proposal; and

(iii) following the Notice Period, the Board shall have determined, in good faith, after consultation with its financial advisor and outside legal counsel and taking into account any revised terms committed to in writing by Parent, such Acquisition Proposal continues to constitute a Superior Proposal and, in the case of a Change in Recommendation, that the failure to make such Change in Recommendation, would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board under applicable Law.

(f) Intervening Event Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(d) or any other provision of this Agreement, at any time prior to the time the Company Requisite Vote is obtained at the Company Stockholders Meeting, in response to any Intervening Event, the Board may make a Change in Recommendation if all of the following conditions are met:

(i) the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board under applicable Law and such determination has been promptly notified to Parent;

(ii) the Company shall have (A) provided to Parent three (3) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and (2) state, subject to clause (ii) below, the Board has determined to make a Change in Recommendation and (B) prior to making such a Change in Recommendation, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the failure of the Board to make a Change in Recommendation in response to the Intervening Event in accordance with clause (iii) below would no longer reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board under applicable Law; and

(iii) the Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel and taking into account any revised terms committed to in writing by Parent, the failure to make a Change in Recommendation would continue to be reasonably be expected to be inconsistent with the fiduciary duties of the members of the Board under applicable Law.

(g) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall prohibit the Company or the Board from (i) disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if the Board (or any authorized committee thereof) reasonably determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or violate applicable Law; provided, that any communication permitted by this Section 6.2(g) that would otherwise constitute a Change in Recommendation shall be made only in accordance with this Section 6.2 (it being understood and agreed that any communication that expressly reaffirms the Company Recommendation shall be deemed not to be a Change in Recommendation). The issuance by the Company or the Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change in Recommendation.

6.3 Information Supplied.

(a) The Company shall, as promptly as reasonably practicable following the date of this Agreement (and in any event within fifteen (15) Business Days), prepare and file with the SEC a proxy statement on Schedule 14A (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) in preliminary form relating to the Company Stockholders Meeting. The Company and Parent shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and the Company shall cause the mailing of the definitive Proxy Statement to the stockholders of the Company to be commenced as promptly as reasonably practicable (and in any event within five (5) Business Days) after the date the staff of the SEC (the “Staff”) advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b) No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (other than any filing, amendment or supplement in connection with a Change in Recommendation). The Company shall promptly provide Parent with copies of all such filings, amendments or supplements to the extent not readily publicly available. Parent shall (i) furnish all information reasonably necessary or advisable to be included in the Proxy Statement concerning it and its Affiliates to the Company, (ii) provide such other assistance as may be reasonably requested by the Company in connection with the preparation of information to be included therein and (iii) otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments received from the SEC. If at any time prior to the time the Company Requisite Vote is obtained at the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent and such information is required to be set forth in an amendment or supplement to the Proxy Statement such that the Proxy Statement does not (A) include any misstatement of a material fact or (B) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (x) the party that makes such discovery shall promptly notify the other parties and (y) the Company shall prepare (with Parent’s reasonable assistance) and file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement the stockholders of the Company. The Company shall promptly notify Parent following the receipt of any comments from the SEC or the Staff or any request by the SEC or the Staff for amendments or supplements to the Proxy Statement or for additional information, and shall promptly provide Parent with copies of all written correspondence, and a summary of any material oral communications between the Company and its Representatives, on the one hand, and the SEC (or the Staff), on the other hand, with respect to the Proxy Statement or the Merger. No formal response to any comments from the SEC or the Staff relating to the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. The Company will cause the Proxy Statement to comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Neither the Company nor its Representatives shall schedule any material or substantive meeting or conference (including by telephone) with the SEC or the Staff unless it notifies Parent in advance and, to the extent permitted by the SEC or the Staff, allows Parent’s Representatives to participate, and, if Parent’s Representatives are not able to participate in such meeting, the Company and its Representatives shall promptly notify Parent and its Representatives of such meeting and the material information considered and discussed at such meeting.

(c) The Company covenants and agrees that the Proxy Statement (including the letter to stockholders, notice of meeting and form of proxy and any other document incorporated or referenced therein, in each case including any amendments or supplements thereto) at the date mailed to the Company’s stockholders and at the time of any meeting of the Company’s stockholders to be held in connection with the Merger, when it is filed with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation, warranty, covenant or agreement is made by the Company with respect to statements therein relating to Parent and its Affiliates, including Merger Sub, or based on information supplied by Parent or Merger Sub for inclusion in the Proxy Statement. The information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.4 Company Stockholders Meeting. The Company will, as promptly as reasonably practicable after the date hereof, in accordance with applicable Law, the Company Certificate of Incorporation and Company Bylaws, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act and establish a record date for (such record date to be at least two (2) Business Days after the date that the Company has issued the Subscription Agreement Shares to Parent pursuant to and in accordance with the Subscription Agreement), duly call and give notice of, and use its reasonable best efforts to convene a meeting of the stockholders of the Company to consider and vote upon the adoption of this Agreement (the “Company Stockholders Meeting”). Subject to the provisions of Section 6.2, the Board shall (i) include the Company Recommendation in the Proxy Statement, (ii) recommend at the Company Stockholders Meeting that the stockholders of the Company adopt this Agreement and (iii) use its reasonable best efforts to obtain and solicit such adoption. The Company shall use reasonable best efforts to duly call, convene and hold the Company Stockholder Meeting as promptly as reasonably practicable after the date of the first mailing of the Proxy Statement to the stockholders of the Company (and in no event later than the thirtieth (30th) day following the date of the first mailing of the Proxy Statement to the stockholders of the Company). Notwithstanding the foregoing the Company may, in its reasonable discretion, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting, if on or prior to the date on which the

Company Stockholders Meeting is scheduled, (A) the Company reasonably believes that such postponement or adjournment is reasonably necessary to allow reasonable additional time to solicit proxies to obtain the Company Requisite Vote, whether or not a quorum is present, (B) there is an absence of the necessary quorum to conduct the business of the Company Stockholders Meeting or (C) such postponement or adjournment is required by Law. In addition, notwithstanding the first sentence of this Section 6.4, the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law and reviewed by stockholders of the Company prior to the Company Stockholders Meeting.

6.5 Filings; Other Actions; Notification and Cooperation.

(a) The Company and Parent shall, subject to Section 6.2, cooperate with each other and use, and shall cause their respective Subsidiaries and controlled Affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as possible, and in no event later than the Termination Date. The Company and Parent shall use their respective reasonable best efforts to, (i) as promptly as practicable, prepare and file all documentation to effect all necessary notices, reports and other filings and to obtain as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (ii) satisfy the conditions to consummating the Merger, (iii) obtain (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger; provided, that, notwithstanding anything to the contrary in this Agreement, neither Parent, the Company nor any of their respective Subsidiaries, shall be required to pay any consent or similar fee to obtain any third party or governmental consents; provided further that, neither the Company nor any of its Subsidiaries shall incur any consent or similar fees in connection with obtaining any non-governmental third party consents without the prior written consent of Parent, and (iv) execute and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

(b) From the date of this Agreement until the Effective Time, Parent shall not, directly or indirectly (but subject in all respects to the immediately preceding sentence) acquire or agree to acquire, by merger or consolidation with, or by purchasing the assets of or equity in, any Person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to prevent or delay past the Termination Date the satisfaction of the condition to Closing set forth in Section 7.1(b); provided, further, for the avoidance of doubt, the first sentence of this Section 6.5(b) shall only apply to Parent and its Subsidiaries and shall not apply to any other Affiliates of Parent. None of the parties, without each other party’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed), shall (i) withdraw or refile any filing made under any Antitrust

Laws, (ii) enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of the waiting period applicable to the contemplated transactions under any Antitrust Laws or (iii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would bind or commit the parties not to consummate the contemplated transactions (or that would otherwise prevent, delay or prohibit the parties from consummating the contemplated transactions).

(c) Parent and the Company shall cooperate with respect to the Antitrust Laws. No party hereto or its counsel shall independently participate in any pre-arranged substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.5, (ii) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry, and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.5 may be reasonably redacted or withheld as necessary to address reasonable privilege or confidentiality concerns. It is understood that Parent and Merger Sub shall be deemed a single party for purposes of this Section 6.5(c).

(d) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.5 or elsewhere in this Agreement shall require Parent or any of its Affiliates to agree to or otherwise be required to take any action, make any undertaking, or agree to any remedy or condition, with respect to itself or any of its Affiliates to resolve objections, if any, as may be asserted by any Governmental Entity in connection with any Antitrust Laws with respect to the transactions contemplated hereby or to enter or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any Proceeding, including (i) responding to a request for additional information or similar request under any Antitrust Laws (a “Second Request”), (ii) proposing, negotiating, committing to, effecting or agreeing to, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate, or other disposition of the businesses, assets, properties, products, product lines, services or equity interests of the Company or Parent or their respective Subsidiaries or Affiliates, (iii) creating, terminating or amending any existing or new relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries or Affiliates, (iv) otherwise taking or committing to take any action that would limit Parent’s freedom of action, including with respect to the operation of, or its ability to retain or hold, directly or indirectly, any businesses, assets, properties, products, product lines, services or equity interests of Parent or the Company (including any of their respective Subsidiaries or Affiliates) or (v) contesting or defending any Proceeding or taking any action to vacate, lift, reverse or overturn any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that prohibits, prevents or restricts consummation of the Merger.

(e) Information. The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(f) Status. The Company and Parent shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates from any third party or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

6.6 Access; Consultation.

(a) From and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, upon reasonable advance notice (and in any event not less than twenty-four (24) hours’ notice), and except as may otherwise be required by applicable Law, (x) the Company shall, and shall cause its Subsidiaries to, afford Parent and its Representatives reasonable access, during normal business hours, to the Company’s and its Subsidiaries’ properties, assets, books and records and (y) during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent, in each case solely in connection with consummating the Merger; provided, that the Company shall not be required to provide any access or information that the Company determines in its reasonable judgment relates to the negotiation and execution of this Agreement or in connection with a similar transaction negotiated with a third party, or, except as expressly provided in Section 6.2, to any Acquisition Proposal or any other transactions potentially competing with or alternative to the transactions contemplated hereby or proposals from third parties relating to any competing or alternative transactions or relating to any deliberation of the Board or any duly authorized committee thereof regarding any Acquisition Proposal or Change in Recommendation; provided, further, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company; and provided, further that the foregoing shall not require the Company to disclose any information pursuant to this Section 6.6, to the extent that (i) in the reasonable good faith judgment of the Company, any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof that would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (ii) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries or (iii) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided, further that with respect to the foregoing clauses (i) through (iii) of this Section 6.6(a), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege; provided, further that no sampling, inspection or analysis of soil, groundwater, surface water, building materials or other environmental media, or sampling or analysis generally referred to as Phase II environmental investigation, shall be permitted. Any investigation pursuant to this Section 6.6 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All requests for information made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer.

(b) The Company may, as it deems advisable and necessary, designate competitively sensitive material as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, pursuant to the terms of an agreement with respect thereto on terms that are reasonably acceptable to the Company and pursuant to which such information shall not be disclosed by such outside counsel to any Representatives of the recipient without the express prior permission of the Company or its legal counsel, and shall be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.6, including all information and/or discussions resulting from any access provided pursuant to this Section 6.6 shall be subject to the confidentiality obligations set forth in the Existing Credit Agreements, which shall survive any termination of this Agreement and continue in full force and effect in accordance with its terms.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

6.7 Stock Exchange De-listing and De-registration. The Company shall take all commercially reasonable actions necessary (including prior to the Effective Time, with Parent’s reasonable cooperation) to permit the Common Shares to be de-listed from the NYSE and de- registered under the Exchange Act as soon as practicable following the Effective Time in compliance with applicable Law.

6.8 Publicity. The Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or the NYSE, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.8 or (d) with respect to any Change in Recommendation made in accordance with this Agreement or Parent’s response thereto. The parties hereto agree that (x) the initial press release to be issued with respect to the Merger and the other transactions contemplated hereby following execution of this Agreement and (y) any press release or public announcement related to any transition or employee matters in connection with Closing, in each case, shall be in the form reasonably agreed to by the parties hereto.

6.9 Employee Benefits.

(a) Parent acknowledges and agrees that the consummation of the Merger will constitute a “change of control” of the Company for purposes of each Company Plan and each program, policy, arrangement, practice and agreement covering any current or former employee of the Company or any of its Subsidiaries and, accordingly, agrees to, and agrees to cause the Surviving Corporation to, honor all provisions under such Company Plans, programs, policies, arrangements, practices and agreements relating to a change of control.

(b) Parent agrees that each employee of the Company or any of its Subsidiaries who continues to remain employed with the Company or any of its Subsidiaries following the Closing (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with a base salary or base wage, annual cash bonus opportunities, severance payments and benefits disclosed on Section 6.9(b) of the Company Disclosure Letter, and other employee benefits (other than nonqualified deferred compensation programs) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to each Continuing Employee as of immediately prior to the Effective Time. Parent shall or shall cause the Surviving Corporation to honor all Company Plans in accordance with their terms as in effect immediately prior to the Effective Time and each agreement that relates to any current or former employee of the Company or any of its Subsidiaries or the terms of any such employee’s employment or termination of employment.

(c) Parent shall or shall cause the Surviving Corporation to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the benefit plans provided for those employees except to the extent such condition, exclusion or waiting period was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Closing Date.

(d) From and after the Closing Date, Parent shall or shall cause the Surviving Corporation to, provide credit to Continuing Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for all purposes to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(e) The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and neither any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement (except to the extent expressly provided in Section 9.8), no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Company Plan or any employee benefit plan of Parent, the Surviving Corporation or any of their Affiliates, (ii) alter or limit the ability of Parent to amend, modify or terminate any Company Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 6.9, (iv) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

6.10 Expenses; Transfer Taxes.

(a) Except as otherwise expressly set forth in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that (i) expenses incurred in connection with the filing fee for the Proxy Statement and printing and mailing the Proxy Statement shall be shared equally by Parent and the Company and (ii) Parent will be responsible for, and pay, one hundred percent (100%) of the fees, costs and expenses incurred in connection with the filings required under any filings required or advisable by any Governmental Entity.

(b) All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred by the Company or any of its Subsidiaries (and for the avoidance of doubt, not including any such Taxes and fees incurred by any stockholder, which shall be borne by the applicable stockholder) in connection with the Merger shall be paid by or on behalf of Company when due and payable.

6.11 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent agrees that it will cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each present and former director or officer of the Company or any of its Subsidiaries, determined as of the Effective Time (the “Indemnified Parties”), against any and all costs (including settlement costs) or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or based on, in whole or in part, the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, whether threatened, pending or completed and whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted to indemnify such Person under applicable Law, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or Company Bylaws in effect on the date of this Agreement (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification). Parent shall, and shall cause the Surviving Corporation to, ensure that the organizational documents of the Surviving Corporation and its Subsidiaries, shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable in the aggregate with respect to indemnification, advancement of expenses and exculpation of the Indemnified Parties than are set forth in the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational and governing documents of any Subsidiary), in each case, as in effect as of immediately prior to the Effective Time. Any right of indemnification of an Indemnified Party pursuant to this Section 6.11 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable in the aggregate as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however that in no event shall the Company be required to expend for such policies an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however that in no event shall the Company expend, or Parent or the

Surviving Corporation be required to expend for such policies, annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case as a condition thereto, Parent or the Surviving Corporation (or their respective successors or assigns), as applicable, shall cause such Person to assume all of the obligations set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.11 shall be in addition to any rights such individual may have under applicable Law, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or the Company Bylaws, and Parent acknowledges and agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of any Indemnified Party for actions or omissions occurring at or prior to the Effective Time shall continue in full force and effect in accordance with their terms.

(e) Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed) to such settlement, compromise or consent.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to any directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under such policies.

(g) The Company agrees to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless Parent and Merger Sub, and each of their respective Affiliates and Subsidiaries and its and their respective direct and indirect equity holders, officers, directors, managers or employees of each of the foregoing (collectively, the “Parent Indemnified Parties”), against any and all costs (including settlement costs) or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities incurred by any Parent Indemnified Party as a direct result of or to the extent arising out of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, related to this Agreement, the Merger or any of the transactions contemplated hereby

(including, for the avoidance of doubt, any Transaction Litigation), and the Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law to any Parent Indemnified Party entitled to the indemnification provided for under this Section 6.11(g); provided that the Parent Indemnified Party to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Parent Indemnified Party is not entitled to indemnification; provided, further that, notwithstanding the foregoing, the Company shall not be required to make any payments under this Section 6.11(g), including to advance any expenses, in the event that doing so will result in the Company being unable to pay its other obligations as they come due.

6.12 Takeover Statute. None of the parties hereto will take any action that would cause the Merger, the Subscription Agreement or the other transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.14 Section 16(b). Prior to the Effective Time, the Company shall (and shall be permitted to) take all actions as may be reasonably requested by any party hereto to cause any dispositions (or deemed dispositions) of equity securities of the Company (including any derivative securities with respect to any equity securities of the Company) by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

6.15 Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the transactions contemplated hereby, including the Merger, in accordance with the DGCL, by written consent. Parent shall promptly deliver a copy of such executed written consent to the Company.

6.16 Transaction Litigation. Subject to applicable Law, the Company shall promptly notify Parent, and Parent shall promptly notify the Company, of any stockholder demands, litigations, arbitrations or other similar actions (including derivative claims) commenced or, to the Knowledge of the Company or to the Knowledge of Parent, threatened against any party hereto or any director or officer thereof relating to this Agreement or the Merger (collectively, the “Transaction Litigation”) and shall keep each other promptly and reasonably informed regarding any Transaction Litigation. Subject to applicable Law, the Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any Transaction Litigation against the Company or its officers or directors, and Parent shall give the Company the opportunity to participate in (but not control) the defense and settlement of any Transaction Litigation against Parent or its officers or directors, in each case in accordance with the terms of a mutually agreed upon joint defense agreement.

6.17 Voting Agreements. Section 6.17 of the Company Disclosure Letter sets forth a list of all the Voting Agreements. Prior to the Closing and as permitted by applicable Law, the Company (a) without prejudice to the Company’s right to terminate this Agreement pursuant to Article VIII, shall not agree to or permit any termination, material amendment, replacement or other material modification of or supplement to, or waive any of its rights under, the Voting Agreements, and (b) shall take all practically available action to enforce all of its rights under the Voting Agreements.

6.18 Subscription Agreement. The Company agrees to issue the Subscription Agreement Shares pursuant to and in accordance with the terms and conditions of the Subscription Agreement, and to otherwise comply with all of its obligations under the Subscription Agreement.

6.19 Tax Cooperation. The Company shall reasonably cooperate with Parent, as and to the extent reasonably requested by Parent, to amend the structure of the transactions undertaken pursuant to this Agreement in order to achieve a tax-efficient outcome for the parties, in each case, solely to the extent that any such actions are finally determined prior to the date on which the Proxy Statement is filed with the SEC, or would otherwise not require additional disclosure to the Company’s stockholders.

6.20 Director Resignations. Prior to the Closing, the Company shall deliver to Parent duly signed resignations, effective as of Closing, of any director, officer or manager of the Company or any of its Subsidiaries, in each case, as requested by Parent no fewer than five (5) Business Days prior to the Closing Date.

6.21 Mutual Release. At or prior to the Closing, the Company, Parent and the other applicable parties shall enter into an agreement that provides for customary mutual releases, effective as of the Closing, in form and substance reasonably satisfactory to both the Company and Parent.

6.22 Financing. The Company shall, and shall cause its Subsidiaries and Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and, prior to, or substantially concurrently with Closing, enter into, a revolving credit facility on terms reasonably acceptable to each of Parent and the Company (such revolving credit facility, an “Acceptable Revolving Credit Facility”), and Parent shall cooperate with the Company in such efforts by using reasonable best efforts to take, or cause its Subsidiaries and Affiliates to take, all such actions reasonably requested by the Company with respect to a proposed Acceptable Revolving Credit Facility; it being understood and agreed that any revolving credit facility that (a) is on terms and conditions that are not, when taken as a whole, materially less favorable to the Company and its Subsidiaries than the Existing Revolving Credit Agreement prior to giving effect to the amendments dated June 4, 2025, and (b) if the Existing Revolving Credit Agreement is the proposed Acceptable Revolving Credit Facility, includes the waivers, consent or amendments (including in respect of a change of control) necessary to effectuate this Merger, shall be deemed reasonably acceptable to Parent and the Company.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law, the Company Certificate of Incorporation and the Company Bylaws.

(b) Governmental Consents. The required Consents to be obtained from any Governmental Entity set forth on Section 7.1(b)(ii) of the Company Disclosure Letter shall have been filed, occurred or been obtained, as applicable.

(c) Law. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 4.1 (Organization, Good Standing and Qualification), Sections 4.2(a), (b) and (c) (Capital Structure), Section 4.3 (Corporate Authority and Approval) and Section 4.19 (Brokers and Finders) shall be true and correct, subject only to de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly relates to an earlier date, in which case as of such earlier date), (ii) Section 4.6 (Absence of Certain Changes) shall be true and correct in all respects as of the Closing Date, as if made at and as of the Closing Date, and (iii) ARTICLE IV (other than those representations and warranties specifically identified in clause (i) or (ii) of this paragraph) shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly relates to an earlier date, in which case as of such earlier date), except where the failure of any such representation and warranty of the Company to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Company Certificate. Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(e) Contract Deliverables. The Contracts set forth on Section 7.2(e) of the Company Disclosure Letter, in each case, shall have been executed and remain in effect, in form and substance reasonably acceptable to Parent.

(f) Acceptable Revolving Credit Facility. The Company or one of its Subsidiaries shall have (or shall, substantially concurrently with the occurrence of Closing) enter into an Acceptable Revolving Credit Facility.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in (i) Section 5.1 (Organization, Good Standing and Qualification), Section 5.2 (Ownership of Merger Sub) and Section 5.3 (Corporate Authority; Approval) of this Agreement shall be true and correct, subject only to de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly relates to an earlier date, in which case as of such earlier date) and (ii) ARTICLE V (other than those representations and warranties specifically identified in clause (i) of this paragraph) of this Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualification therein) as of the Closing Date as if made at and as of the Closing Date, (except to the extent that any such representation and warranty expressly relates to an earlier date, in which case as of such earlier date) except where the failure of any such representation and warranty to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this Section 7.4).

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company by written notice to the other party if:

(a) the Merger shall not have been consummated by November 22, 2025 (such date, as it may be modified by the mutual written agreement of the Company and Parent, the “Termination Date”); provided that if as of the Termination Date any of the conditions set forth in Sections 7.1(b) or 7.1(c) have not been satisfied or waived (to the extent permitted by applicable Law), but all other conditions to Closing set forth in ARTICLE VII have been satisfied, or would be satisfied if Closing were to occur on such date, the Termination Date shall automatically be extended for a period of one (1) month (the “Extended Termination Date” and, if so extended, the Extended Termination Date then shall be the Termination Date), it being agreed that there shall be no more than two (2) such extensions of the Termination Date pursuant to this Section 8.2(a); provided, further that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure of the Closing to occur on or prior to the Termination Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso);

(b) the Company Requisite Vote shall not have been obtained at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof; provided, that that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure to obtain the Company Requisite Vote (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso); or

(c) any Law issued or enacted by any Governmental Entity permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable; provided, that that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the issuance or enactment of such Law or failure of such Law to be resisted, resolved, removed or lifted (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso).

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company by written notice to Parent if:

(a) there has been a breach of any representation, warranty, covenant or agreement by Parent or Merger Sub contained in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, which breach or failure to be true would result in the failure to satisfy a condition set forth in Sections 7.3(a) or 7.3(b) and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to Parent from the Company of such breach or failure to be true and (ii) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(b) at any time prior to the receipt of the Company Requisite Vote at the Company Stockholders Meeting, in order to enter into an Alternative Acquisition Agreement in accordance with Section 6.2(e).

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent by written notice to the Company if:

(a) there has been a breach of any representation, warranty, covenant or agreement by the Company contained in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, which breach or failure to be true would result in the failure to satisfy a condition set forth in Sections 7.2(a) or 7.2(b) and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to the Company from Parent of such breach or failure to be true and (ii) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(b) there shall have been a Change in Recommendation; provided, Parent may not terminate this Agreement pursuant to this Section 8.4(b) once the Company Requisite Vote has been obtained;

(c) the preliminary Proxy Statement shall not have been filed by the Company with the SEC on or prior to the day that is fifteen (15) Business Days following the date of this Agreement; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(c) if Parent or Merger Sub’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure of the Company to file the preliminary Proxy Statement with the SEC on or prior to such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso);

(d) the Company Requisite Vote shall not have been obtained at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof, on or prior to (i) October 1, 2025, if the SEC informs the Company that it will not review the preliminary Proxy Statement or (ii) October 31, 2025, if the SEC informs the Company that it will review the preliminary Proxy Statement or provides comments to the preliminary Proxy Statement; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(d) if Parent or Merger Sub’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure to obtain the Company Requisite Vote (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso);

(e) the Recapitalization Support Agreement, dated as of July 8, 2025, by and among the Company and the Consenting Lenders (as defined therein) (the “RSA”), shall have been terminated by any of the parties thereto in accordance with its terms;

(f) the Company or any of its subsidiaries commences or becomes subject to any proceedings under chapter 11 of title 11 of the United States Code;

(g) either of the parties receive a Second Request;

(h) any Transaction Litigation pending before a Governmental Entity that is not resolved within forty-five (45) days of commencement or that, as determined in good faith by Parent in its sole discretion, would reasonably be expected to prevent or delay the consummation of the Merger;

(i) (w) any Voting Agreement is materially modified, amended, or supplemented in a manner not approved by Parent, (x) any party to a Voting Agreement breaches its obligations thereunder to vote in support of the Merger and the adoption of the Merger Agreement that, as determined in good faith by Parent in its sole discretion, would reasonably be expected to result in a postponement or adjournment of the Company Stockholders Meeting, (y) the Company waives any of its rights under a Voting Agreement or (z) any Voting Agreement is terminated; or

(j) the Company has not received duly executed copies of the Contracts set forth on Section 7.2(e) of the Company Disclosure Letter, in form and substance reasonably acceptable to Parent, within seven (7) days of the date hereof or if any such duly executed Contract is thereafter modified, amended, supplemented or terminated in a manner not approved by Parent.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective directors, officers or Affiliates); provided that no such termination shall relieve any party hereto from any liability for damages resulting from Willful Breach prior to such termination by any party hereto or from fraud (which liability the parties hereto acknowledge and agree shall not include damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the Parties hereto and the stockholders of the Company).

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE III, Section 6.10(b) (Expenses; Transfer Taxes) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This ARTICLE IX, Section 6.6(b) (Access, Consultation), Section 6.10 (Expenses; Transfer Taxes), and Section 8.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the boards of directors of the respective parties.

9.3 Waiver.

(a) Subject to applicable Law, any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts, taken together, shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, in the event any dispute arises out of or is related to this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit, arbitration or proceeding by or before any Governmental Entity (each, an “Action”) relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY (ON BEHALF OF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THE MERGER OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (without any “bounceback” or other notice of non-delivery) and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub:

[redacted]

with copies to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Kenneth Schneider; Samuel Welt; Brian Hermann; Jacob

Adlerstein

Email: kschneider@paulweiss.com; swelt@paulweiss.com;

hermann@paulweiss.com; adlerstein@paulweiss.com

if to the Company:

Superior Industries International, Inc.

26600 Telegraph Road Suite #400

Southfield, Michigan 48033

Attention: David M. Sherbin

 Senior Vice President, General Counsel, Chief Compliance

 Officer and Corporate Secretary

Email: [redacted]

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello; Amanda Fenster

Email:   michael.aiello@weil.com; amanda.fenster@weil.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto) and the Certificate of Merger and any other certificate or instrument to be delivered hereunder, collectively constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. The Company Disclosure Letter and the Parent Disclosure Letter contain “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and therefore do not form a part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not and shall not be deemed to, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s stockholders to receive the Merger Consideration after the Closing, and (c) the right of the holders of awards under the Company Stock Plan to receive such consideration as provided for in Section 3.5 after the Closing.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and in the event any court of competent jurisdiction finds any provision hereof to be invalid or unenforceable, such invalidity or enforceability shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 Interpretation.

(a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b) Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was posted to the data room maintained by the Company in connection with the transaction, included in the Company Reports filed with the SEC or otherwise provided directly (including through email) to Parent or any of its Representatives, in each case, prior to the execution and delivery of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of any such period is a day other than a Business Day, the period in question shall end and any such step shall be taken by or on the next succeeding Business Day.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto, and any assignment without such consent shall be null and void.

9.13 Specific Performance.

(a) The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the obligations, undertakings, covenants or agreements of the parties to this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other parties hereto, and to enforce specifically the terms and provisions of this Agreement (including Section 6.5, Section 6.17 and Section 6.18, and including to cause the parties hereto to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) by a decree of specific performance, in accordance with Section 9.5 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity. Without limitation of the foregoing, the parties hereto hereby further acknowledge and agree that prior to the Closing, Parent, Merger Sub or the Company shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Parent, Merger Sub or the Company, as applicable, under this Agreement (including Section 6.5, Section 6.17 and Section 6.18, and including to cause the parties hereto to consummate the Merger and the Closing and to cause the Parent and Merger Sub to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) in addition to any other remedy to which any Party hereto is entitled at law or in equity, including the right to terminate this Agreement pursuant to ARTICLE VIII and seek money damages. Each party hereto further agrees that it shall not take any position in any legal proceeding concerning this Agreement that is contrary to the terms of this Section 9.13. Parent and the Company shall cause their respective Subsidiaries and Affiliates to perform their respective obligations under this Agreement.

(b) For the avoidance of doubt, in no event shall the exercise of a party hereto’s right to seek specific performance pursuant to this Section 9.13 reduce, restrict or otherwise limit such party hereto’s right to terminate this Agreement pursuant to ARTICLE VIII.

9.14 Definitions. For purposes of this Agreement, the following terms, when used herein, shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement entered into by the Company, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Acquisition Proposals and may not (i) include any provision calling for an exclusive right to negotiate with the Company or (ii) provide for the reimbursement by the Company or any of its Subsidiaries of any of the counterparty’s costs or expenses.

“Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of twenty percent (20%) or more of the outstanding Common Shares, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company (based on the fair market value thereof, as determined in good faith by the Board or a duly authorized committee thereof) or (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more of the outstanding Common Shares, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets of the Company (based on the fair market value thereof, as determined in good faith by the Board or a duly authorized committee thereof), in each case, other than the transactions contemplated by this Agreement.

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Antitrust Laws” means all federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, including the Foreign Investment and Competition Laws.

“Business Day” means any day of the year on which banks are not required or authorized by Law to close in New York City.

“Common Share” means a share of common stock, par value $0.01, of the Company.

“Company Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect has, or would reasonably be expected to have a material adverse effect on the business, assets, financial condition, operations or results of operations of the Company and its Subsidiaries, taken as a whole provided that none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, any change, event, development, circumstance or effect to the extent arising from or attributable or relating to: (i) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets generally, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, inflation or commodity prices, (iii) changes or events, generally affecting the industries in which the Company or any of its Subsidiaries operate, (iv) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, fires, volcanic eruption, epidemics, pandemics or disease outbreak or any Lockdown Measures or any change in such Lockdown Measures or interpretations thereof following the date of this Agreement or any acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof, (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial or operating performance for any period, (vi) a decline in the price of the Common Shares, or a change in the trading volume of the Shares, on the New York Stock Exchange (“NYSE”), provided that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (vii) changes in Law after the date hereof, (viii) changes in U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof) after the date hereof, (ix) the taking of any specific action expressly required by this Agreement or any actions taken at the request of Parent, including the consequences thereof, including the impact on any relationships with customers, suppliers, distributors, employees, partners, other third parties with whom the Company has a relationship (including, any cancellation of or delays in customer orders, any reduction in sales, any disruption in or loss of customer, supplier, distributor, partner or similar relationships, or any loss of employees), (x) the announcement or pendency of this Agreement and the Merger, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship, or employees (including, any cancellation of or delays in customer orders, any reduction in sales, any disruption in or loss of customer, supplier, distributor, partner or similar relationships, or any loss of employees) solely to the extent related to the identity of Parent, (xi) cybersecurity attacks or privacy violations, (xii) any litigation brought by stockholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby or any demand or proceeding for appraisal or the fair value of Common Shares or Series A Preferred Shares in connection with the transactions contemplated hereby, (xiii) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its employees, (xiv) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation, (xv) supply chain disruptions generally affecting the industry in which the Company and its Subsidiaries conduct business or (xvi) Parent or Merger Sub’s breach of this Agreement; provided, however that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii), (viii) and (xv) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred only to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in the same regions in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Plan” means any benefit and compensation plan, policy, program or arrangement maintained, sponsored or contributed to by the Company or any of its Subsidiaries covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and any incentive and bonus, deferred compensation, stock purchase, employment, retirement, severance, restricted stock, stock option, stock appreciation right or stock based plans, excluding any statutory plans or arrangements and any plans or arrangements sponsored or maintained by a Governmental Entity.

“Contract” means any contract, agreement, lease, license, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation that purports to be binding on any Person.

“Environmental Law” means any applicable Law relating to pollution, the protection of the environment or natural resources or, as it relates to the Release of or exposure to Hazardous Substances, public and employee health and safety.

“Existing Credit Agreements” means each of (i) the Amended and Restated Credit Agreement, dated as of August 14, 2024, by and among the Company, Oaktree Fund Administration, LLC, in its capacity as administrative agent, JPMorgan Chase Bank, N.A., in its capacity as collateral agent, and the lenders from time to time party thereto, and (ii) the Revolving Credit Agreement, dated as of December 15, 2022, by and among the Company, JPMorgan Chase Bank, in its capacities as administrative agent and collateral agent, the other borrowers from time to time party thereto and the lenders from time to time party thereto (the “Existing Revolving Credit Agreement”), in each case, as amended from time to time.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any government-owned entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

“Hazardous Substance” means any substance or material defined, identified or regulated as “toxic” or “hazardous” or as a “pollutant” or “contaminant” or words of similar meaning or regulatory effect under any Environmental Law, including asbestos, asbestos containing materials, polychlorinated biphenyls, petroleum, petroleum products, radiation, toxic mold, and per- and polyfluoroalkyl substances.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person under the Existing Credit Agreements); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vi) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination); or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

“Information Technology Systems” means information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, Processing or analysis of data and information.

“Intellectual Property” means, collectively, (i) patents and patent applications, (ii) registered or applied for trademarks or service marks and all related goodwill, (iii) domain names, (iv) copyrights and (v) trade secrets.

“Intervening Event” means any material change, event, development, circumstance or effect that (i) was not known to, or reasonably foreseeable by, the Board prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences or magnitude of which were not known or reasonably foreseeable), which change, event, development, circumstance or effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the Board prior to the receipt of the Company Requisite Vote at the Company Stockholders Meeting and (ii) does not relate to an Acquisition Proposal.

“Knowledge of Parent” means the actual knowledge of the individuals identified on Section 9.14(b) of the Parent Disclosure Letter.

“Knowledge of the Company” means the actual knowledge of the individuals identified on Section 9.14(a) of the Company Disclosure Letter.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, Order or other similar requirement enacted, adopted or applied by a Governmental Entity.

“Lien” means any and all liens, charges, pledges, security interests, claims, encumbrance, mortgages, deeds of trust, options, rights of first refusal or first offer, restrictions on transfer, hypothecations, easements, rights-of-way or encroachments of any nature whatsoever, whether voluntarily occurred or arising by operation of law.

“Lockdown Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to a pandemic or disease outbreak.

“Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Parent Material Adverse Effect” means any state of facts, event, change, circumstance, development or effect that would or would reasonably be expected to, individually or in the aggregate, prevent, materially delay, materially impair or interfere with, or adversely affect the ability of Parent or Merger Sub to perform or comply with its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for in accordance with GAAP, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for in accordance with GAAP, (iii) Liens affecting the interest of the grantor of any easements benefiting the Owned Real Property and non-monetary Liens of record attaching to real property, fixtures or leasehold improvements, in each case, that would not, individually or in the aggregate, reasonably be expected to materially impair the use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens granted pursuant to the Existing Credit Agreements and reflected in the Company Balance Sheet, (v) minor exceptions, defects or irregularities in title, easements, encroachments, overlaps, rights-of-way, covenants, restrictions, and other similar matters that would be apparent from a physical inspection or current, accurate survey of the applicable real property and other similar changes or encumbrances, in each case, that do not secure sums of money and that would not, individually or in the aggregate, reasonably be expected to materially impair the use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (vi) any non-exclusive license, covenant or other right to or under Intellectual Property, (vii) any Liens occurring under any applicable organizational documents, and (viii) zoning regulations, use restrictions, building codes or other land use Laws imposed or promulgated by any Governmental Entity having jurisdiction over the applicable real property.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any information in any media that identifies a particular individual and any other definition of “personal data” or any similar term under any applicable Law.

“Preferred Ownership Percentage” means 3.5% of the issued and outstanding Units of Parent, without taking into account dilution from equity or equity equivalents issued under a management incentive plan.

“Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Data.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal, discharge, dispersal, leaching, or migration into or through the indoor or outdoor environment.

“Shares” means Common Shares and Preferred Shares

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Acquisition Proposal (with all references to “twenty percent (20%)” included in the definition of Acquisition Proposal deemed to be references to “fifty percent (50%)”) made by a third party after the date of this Agreement that did not result from a breach of Section 6.2(a), and that provides for payment in full of all amounts owed under the Existing Credit Agreements, and that the Board determines in good faith (after consultation with its outside legal counsel and financial advisor) (i) would be more favorable to the stockholders of the Company from a financial point of view than the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such Acquisition Proposal and this Agreement (including, if applicable at the time of such determination, any changes to the financial terms of this Agreement then committed to in writing by Parent in response to such offer or otherwise)) and (ii) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign taxes, profits, franchise, gross receipts, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, use, real and personal property, withholding, excise, value added, transfer, employee, estimated taxes, assessments in the nature of tax, in each case that is imposed by a Governmental Entity, including all interest and penalties, fines and additions to tax imposed in connection with any item described in this definition.

“Tax Return” means all returns and reports with respect to Taxes (including any information return, claim for refund, amended return, declaration of estimated Tax, election, disclosure or attachment thereto) supplied or required to be supplied to a Tax authority relating to Taxes.

“Unit” means a common unit representing limited liability company interests in Parent.

“WARN Act” means the Worker Adjustment and Retraining Notification Act and any similar state or local Law.

“Willful Breach” means (i) a breach by a party of any of its obligations under this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party with the intent of causing a breach of this Agreement or (ii) subject to the satisfaction or waiver of the conditions to Closing set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at Closing), the willful or intentional failure of Parent or Merger Sub to promptly consummate the Merger in accordance with Section 1.2.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

By:	/s/ Majdi Abulaban
Name: Majdi Abulaban
Title: President and Chief Executive Officer

SUP PARENT HOLDINGS, LLC

By:	/s/ Robert LaRoche
Name: Robert LaRoche
Title: President

SUP MERGER SUB, INC.

By:	/s/ Robert LaRoche
Name: Robert LaRoche
Title: President

[Signature Page to Agreement and Plan of Merger]